ARIBA, INC.
Moderator: Keith Krach
02-28-01/8:00 a.m. CT
Confirmation # 561759

Filed by Ariba, Inc

Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed Filed
pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended

Agile Software Corporation
Subject Company:
Commission File No. 000-26299

Transcript of Joint Analyst Meeting
ARIBA, INC.

Moderator: Keith Krach
February 28, 2001
8:00 a.m. CT

Operator: Ladies and gentlemen, please welcome Chairman and CEO of Ariba, Keith Krach.

Keith Krach: Great. Thank you very much, and thank you all for coming to the Ariba value-chain summit. I realize many of you have come from long distances to be here, and we really appreciate it. I think it's only appropriate that we have this summit in Radio City Music Hall.

I came over here last night to kind of check out the logistics, and I had a flashback. It was back in 1964 when my family and I -- we drove out from Ohio to come to the World's Fair. And, I remember as we were coming out my dad was all excited because the first thing we were going to do in New York City was go to Radio City Music Hall and see the Rockettes. And I thought ((inaudible)) I heard the word "Rockettes" and I thought, "Well, maybe it's going to be a bunch of rockets going off or something like that." And, I'll never forget coming into Radio City Music Hall and seeing all these dancers doing all their things, and I thought this was the greatest thing I had ever seen in my life.

And, I do think it's appropriate because when I think about the Rockettes I think that's the ultimate in teamwork. That's the ultimate in collaboration. So to talk about what we're doing with our customers, to talk about collaborative commerce, I think it's absolutely appropriate to be here.

Now, we're not as elegant as the Rockettes or as good looking. But I think today we've got a good, fast-moving program for you. And the objective really, of today, is to really accomplish what that video was all about. And that is to bring some clarity to this area of collaborative commerce. Bring some clarity in terms of the market and bring some clarity in terms of where Ariba is going in a strategic direction.

And we're basically going to do that this morning, really with three aspects. The first one is, you'll have a chance to hear from our leadership team. Talking about the market, talking about direction, strategy -- all those kinds of things. Talking about product road map.

The second areas we're going to actually show you our products live -- our next generation products in terms of this collaborative commerce area.

And third and most important, you're going to have a chance to hear from our customers.

Now before we get started, what I'd like to do is maybe just spend a few minutes with you up front -- kind of looking at the heart and soul of Ariba, and kind of a look under the covers. And for those of you who know us, you know that that heart and soul is the thing that we affectionately call the "playbook." And that is our vision, our mission, our values, our team rules, long-term goals, strategy, all boiled down to execution. And that is really the guiding principle of Ariba. And I would like to talk about three of those values here very briefly, and how that applies today.

The first one really has to do with our vision. And that is to create a great, long-term sustaining company and to lead this global electronic trade revolution. So, it's all about creating that long-term sustaining company and focus on the long term. And you know in this day and age, we can't control what's going on in the stock market. We can't control what's going on in the economy. We can't control those power outages that we're experiencing in Silicon Valley. It's up to us to focus on the long term, and to act and not to react.

I'd like to share a story with you -- and it's another story here about New York. And this was when I first finished business school my first job was at the General Motors Treasurer's Office, right here in 59th and 5th. And I lived in the Upper West Side and I would take the subway down to Columbus Circle and walk across Central Park South. And I would always walk across with this older guy who I worked with. And we'd always stop off at the same newspaper stand and we would buy a copy of the "Wall Street Journal." And I remember my buddy he would go to the guy who was selling this newspaper, you know, "How are you doing today?" "Well, what's so good about today?" I mean everything was negative.

This guy was clearly weaned on a pickle. It was just like, "Well, I hope things are going well. You're looking good," da, da, da. And I spent the whole summer with this guy. We'd buy this newspaper everyday and here was this guy who was weaned on a pickle -- "What's so good about today?" And my buddy was just as nice as he could be to him. So I will never forget at the end of the summer I said, "Jim, I mean this guy, you know, why are you so nice to him?" And he said, "You know what, why should I react to this guy when I should act? Why should I let him change my demeanor -- change what I'm all about?"

And I think that's really appropriate for where we're at today in these tough times. And that is, it's all about acting not reacting. And if you are a student of Ariba you'll see that through our history we have focused on sequential moves as the market has changed. And we talk about that in terms of our multiple chess moves -- in terms of our multi-prong strategy.

And what we're going to unveil today is really that "next act", and that "next act" is really defined by the second point I would like to make. And really the second core value that drives us -- and that is the customer. If we look at our long-term goals, our number one long-term is: We measure our success by our customer's success.

Last night I was having drinks with (Dave Gorman), the President of AT&T and I've known him for quite some time and when he was based out in Silicon Valley, one of the things he said to me was, "You know, Keith, what do you attribute all the success to in how fast you guys have grown?" And I go, "(Dave), it's one simple question. It's just focusing on the customer and those real tangible benefits they've been able to get in terms of their bottom line. And their willingness to talk about it." It goes back to that from a customer standpoint.

So what you're going to see today is what the customer has been asking for. And that is really what it's all about. And that's really what drives Ariba. And the story that I love to tell our new employees is when we first formed the company and I remember going to our development team and saying, "All right, let's develop a prototype." And they said, "No, before we go out and we write a code, let's go out and talk to customers." And we did that. We talked with 60 of the Fortune 500 companies and we asked them two simple, but powerful questions. One is, "How are you doing it now?" and the second is, "What would be ideal?" And that really defined for us those initial requirements -- gave us that initial market direction.

Now we've institutionalized that at Ariba. Because what we did after that is we brought them all together and what we called our "advisory council." Now we go around the world. I just got back from Sidney where we had an "advisory council" over there. And it's all about listening to customers. And one thing we're proud of at Ariba is our ability to innovate and think out of the box. That's how we came to be. But the one thing that we say at Ariba is more important that innovation, and that is listening. And listening to the customer. And that's really that second point.

The third core value that ((inaudible)) is really at that foundation of that playbook -- and that is execution. And that's probably what we're best known for is our ability to go out there and to execute. And one thing that I tell our company is that, "You know, the days of the press-release wars are over. It's all about delivering and executing to that customer."

A few weeks ago I had a chance to be on a panel at the World Economic Forum in (DaVois) and one of the questions that got asked of me is, "You know, what does B-to-B mean to you?" And I said, "It really means back to basics." And what it's all about is helping companies save money, make money and gain competitive advantage. And we've been absolutely unwavering in terms of that focus, that direction for the company.

Another thing that I tell our folks is, "You know what -- you can have the greatest strategy in the world, but if you can't execute you're going to fail every time. And you know what -- if you don't have the perfect strategy, but you can execute better than anybody else, you're going to win every time." So that's really what it's all about. So to understand, kind of, Ariba's DNA and the basis for future success, I think it really boils down to those three points. And that is focus on building a great company -- the long term.

There's no doubt in our mind that this market of B-to-B e-commerce is one of the largest markets the world has ever seen. It's going to be driving the global economy over the next several decades, and it's all about focusing on the long term.

The second is really to focus on that customer because that's where the insight comes from. And it's about solving those customer problems out there and impacting their bottom line.

And third and finally, it's all about execution. So with those brief remarks up front, I once again thank you all for coming. We're going to have a power-packed morning for you. It's going to be very fast paced. So with that I would like to take this opportunity to introduce our President and Chief Operating Officer, Larry Mueller, and his team to take us to the next level. Thank you very, very much.

Larry Mueller: OK, thank you very much Keith, and welcome everyone. It's great to see so many familiar faces. You know the film that you just saw, I really don't want anyone to accuse us that the three people at the beginning of the film were investment bankers. They really weren't. We went out and hired actors, so I don't want anybody to be confused on that point.

But this is a very significant day for us. I have actually alluded to this in many of our conference calls and private meetings. And I have been looking forward to this day because we are going to define, or help define the future of B-to-B and very specifically talk about Ariba's role. And I think clarity is the key message today. And I am personally very, very excited about that. So we will look back to this day and talk about this as a very, very key milestone.

But as Keith alluded to, we're in for some fairly tough times with all the economic data. You know the NASDAQ as you all know very well is off 60 percent from its high. There was the presidential election that took us weeks to determine who won it. In fact, I thought that once we determined who the President was the NASDAQ would start its way up. But obviously, that didn't solve any problems. And then the power shortages in Silicon Valley, that fortunately has not affected Ariba. And now I find out after listening to the news last night that I probably won't get delivery of my Nike tennis shoes that I've ordered. And, you know, that's really discouraging.

But seriously, this shakeout that we're going through I believe, and all of us at Ariba believe, is an extremely healthy exercise. We are actually very much looking forward to getting back to business as usual. I think it will shakeout the bad motives, the unusual spin, and the weak players of this industry. And it will bring together, it will really consolidate strong companies that have a shared vision. And that's Ariba and Agile, who truly have a shared vision on the future of this industry and the value creation that can be delivered. So I'm really excited about that because we are getting back now the focusing, as Keith alluded to, on the true basics of delivering value to customers and achieving strong financial performance -- and those are the hallmarks of Ariba. So it's back to business as usual.

But let me talk about approaching this market from a position of strength, which is clearly where Ariba is coming from. When you look at the chart you can see that we have achieved substantial revenue growth over the last nine quarters. But that's really not the most important metric. The most important metric is that we have achieved dramatic market share in the e-procurement market, now approaching greater than 36 percent and it's growing every quarter. We're increasing market share globally every quarter. We also have the most important industry marketplaces that are using the Ariba commerce platform.

And later in the agenda today -- on the agenda you'll hear from Alex Gibbons from Transora that actually runs one of the most important industry marketplaces and he'll talk about the value creation of what Transora is focused on to their participating trading partners, and the role that Ariba will play in that. And there is over 50 of the largest consumer package-goods companies in Transora. And whether it's Transora or (Metal Spectrum) or (E2 Open) in the electronics industry or the worldwide retail exchange, these industry consortiums or exchanges will play an important in the B-to-B ecosystem.

We have also innovated one of the largest commerce networks in the industry with over 30,000 suppliers. The network is a key strategic asset of Ariba. And we'll be talking a lot more about this later in the agenda. Charly Kleissner will talk about the next generation of our network and we invest aggressively to handle direct materials and multi-company process integration on our network.

But let me talk about three other key metrics of strength. As you have seen we have had very rapid revenue growth and last quarter we announced over six hundred percent revenue growth from 24 million to over $170 million on a year-to-year basis. We are the first company in our sector to achieve profitability. And we've had over two years of sequential quarter-to-quarter positive cash flow with over $450 million of cash in the bank.

But the most important metric and the one that I would like to spend a few minutes on is really the fact that we have over two million hand users -- the business desktop and the global enterprises around the world. And we don't talk about this metric much. But I think it's important to increase some focus on it. I know from experience that software is always the battle for the heart of the end-user. The key metric of success is when people can't do their jobs without you. Over the next five years, we intend to grow the business desktops by a factor of (20X) and that stays on our current deployment in the major enterprises. That will be over 40 million business desktops in the global enterprises around the world.

It was interesting, in a recent discussion I actually had this yesterday with (Nick DeNatrio) from IBM -- we will rollout to over 200 business users throughout the IBM corporation. And at (J&J) who recently brought their key executives to our executive briefing center in (Mountain View) -- it was interesting, when I was at dinner that evening with one of their executives they told me that the most deployed, widely deployed application at (J&J) will be the Ariba desktop. And the only other application deployed more widely will be e-mail in (J&J).

So let's take a look, really at the future of this market. (IBC) estimates that this market will grow to approximately $10 billion by the year of 2005. That represents an annual compounded growth of about 34 percent. Both procurement and sourcing remain red-hot markets. You'll hear this afternoon from Jack Cooper from Bristol-Myers Squibb the dramatic savings -- in the tens of millions of dollars that they have achieved from our procurement and sourcing solution and that's why this market is red hot.

It is short-time value. It's a very compelling return on investments business case. And that's why even in times of this economy that we will remain very strong in our core procurement and sourcing market. We are the leader in this market -- gaining market share, as I mentioned earlier, every quarter. And the gorilla will continue to gain momentum in this market. We're actually seeing less competition in the procurement and sourcing market.

So what comes next? As you heard Keith allude to there have been lots of "buzz" words talked about. You see them represented on this slide. And everyone has the next "buzz" word, whether its collaboration, connectivity, optimization, or all the talk around liquidity. But are these really the business problems that CEOs focus on? Do they really talk about liquidity as their key business problem? And the answer to that is no.

What they talk about are things like how do I improve working with my design partner on a greatly accelerated path? How do I sign and interact better with suppliers to improve my cost structure and improve the availability of key components? How do I get my contract manufacturer to react more quickly to engineering changes that come about very rapidly? These are the key questions that CEOs are asking and these are the key problems that we must resolve and respond to in the market. And that is the focus of Ariba.

So our core belief is really a unifying belief across Ariba, and that is to respond to these type of issues from our customers. So in short, companies are recognizing that the future competitive advantage really is driven by inter- enterprise process improvement. They're not looking to connect to this global trading network. That really brings them nothing. And they also don't really want to focus on this huge intergalactic supply-chain model. They just want to figure out how to improve the key processes that involve other companies and to create value for their customers. Whether it's design, sourcing, buying or selling products, these are all phases of the life of a product.

And you'll hear later on the agenda from Dell who really revolutionized how to interact with key trading partners who has built one of the most successful businesses over the course of the last 10 years. Each of these processes in today's world has huge amounts of pain. And that's where cost and inefficiency runs wild.

It was interesting in my discussion with J&J we talked about many of the processes across design through manufacturing, and their interaction with key trading partners was clearly where most of the inefficiencies took place. And today it is primarily done through phone, fax and in some cases (EDI) -- 95 percent of the interaction is done on that basis. We identify literally hundreds of millions of dollars of efficiencies that could be brought to the table by automating these key focal points.

But what does all of this have to do with B-to-B? And it's really about clarifying the future of this sector. As I've mentioned there has been a lot of confusion about B-to-B. Is it about the vast trading network? Is it about business shopping malls? Is it about huge transaction volumes or capture and spend? And the answer to that is no. It's about business to business, exactly what it says. It's about creating value by connecting companies and automating their inter-enterprise processes. It's about going process by process and improving it through Internet-based communications and interactions -- realtime Web-based interaction. That's what Ariba is all about.

And if you look back to the '90s and think about (ERP) it was really about automating those processes within the enterprise. And the next generation, the future as we see today is really about automating those processes inter-enterprise -- and that's where value will be created. So our focus is on value-chain management, and you're going to hear a lot about that term.

So what is the value chain? It is all about partner relationships; and it's all about inter-enterprise processes that an enterprise uses to deliver value to its customers. The key point here is that the value chain is not the supply chain. As other speakers will discuss with you later this morning, the supply chain is the planning of and movement of physical materials. The supply chain is important, but it has a very limited perspective on true value creation. It overlooks people interactions around key processes. And it doesn't include many of the very important value creation processes within global enterprises such as designing, sourcing, analyzing, financing, and maintaining equipment. Those are some of the most important processes in actually creating value. We're here to talk about this future space and how Ariba will play in a very significant market opportunity.

The reason why value-chain management is so important today, I believe, is because it's really the convergence of three critical factors that are happening in the market today. The first one is a maturity of Internet technology throughout the global business environment. The second one is that companies truly are driving to outsource many, many functions and just focus on their core competencies. And the third piece is really the frustration with (ERP) and advance planning systems because it deals with status information.

Most of these companies as I have mentioned have really not changed the way that they interact with their key trading partners. So there is a new class of solutions that we are bringing to market, and that's what's called value-chain management solutions. They really have emerged to address the inadequacies of traditional enterprise software. Calculations versus interaction with trading partners; static information versus dynamic realtime information; and inward facing applications versus outward facing workflows with your trading partners.

So lets look at the size of this market. Our market sizing from third parties indicates that this is a huge software opportunity. Over $42 billion by the year of 2005 -- that this is estimated at. And Marcus Ryu who will be on the agenda a little later today will break that out in great detail for you. But procurement and sourcing are the bedrock for value-chain management, and as you can see on this chart that grows to approximately $10 million by the year 2005.

But we own this space. You can think of it as the Trojan Horse into the global enterprises. We are ideally situated to take major market share of this next opportunity, which is three to four X times the current (securement) opportunity. To put it into perspective, the value-chain management opportunity is as large or larger than (ERP) and advanced-planning systems to date.

So whose best position to when this major opportunity? There is no better company situated than Ariba. We have the expertise in inter-enterprise processes. Our expertise is not procurement, but really on how to map inter-enterprise processes to network based applications. That's our origin that's how we started, and that's where we will move in the future.

We also understand that a platform and a network are critical requirements for success and we don't define the platform as the database. We'll talk about what the platform and network means. They are critical components and Charly Kleissner will go through with you this morning our product roadmaps on both of those areas.

Finally, we have the operational scale that we have built over the last 18 months to really drive for market share in this value-chain management opportunity. Our systems integration relationships now are over 6000 certified consultants around the world. We have a very important strategic relationship with IBM that is growing quarter by quarter. We have established very important relationships around the world with other key partners like (SoftBank) in Japan, and we'll see a dramatic increase of our marketshare and revenue stream in Japan because of our relationship and joint venture that we've established with (SoftBank). And we have a premiere development organization all focused on inter-enterprise Web-based applications and on platforms and our network. And as I mentioned we will talk very specifically about our roadmaps. We are ideally positioned to take advantage of this opportunity.

So what we're going to talk with you today about is really our corporate and product strategy. We're going to talk about new products and very important partnership that we will bring to the market, integrated with our solution so we can deliver the full value-chain management solutions. We will go through product platform and network roadmaps, as I mentioned. Then we will go through a demonstration that I think you'll see is a very exciting review of how these solutions can play out in an inter-enterprise environment. And most importantly we will go through discussions -- we'll have our customers go through discussions on how they've created value with the use of Ariba and Agile solutions.

So let me talk about what I think is the most important asset in Ariba, and that's really our leadership team and how we have organized to really take advantage of this market. Across the top we have the most outstanding, experienced, dynamic leaders in the business. Bob Calderoni, our new CFO, really brings tremendous experience in managing large, sustainable organizations. Eileen Basho, who has been with us a couple years, will continue to drive our core business in procurement and sourcing. Bryan Stolle will drive our expansion into value-chain management building on Agile Solutions.

Charly Kleissner, who has been with Ariba from the beginning will continue to focus on the most outstanding platform and productive network in the industry and many other cross-functional engineering services. We have recently brought on board Jim Steele, an extremely experienced sales and marketing executive from IBM who most recently managed a major portion of the business within IBM in the U.S.

And we have recently announced as of the last couple days, a new Chief Marketing Officer and that's Michael Schmitt. Michael Schmitt has tremendous expertise and knowledge in the whole area of value-chain and supply-chain management and most recently came from J.D. Edwards, so we're extremely happy to have Michael on board.

So that's the conclusion of my comments, and over the next three or four presentations you will clearly get insight into exactly where we are going. And I am very pleased to announce and bring Michael Schmitt on stage as our new CMO -- Michael.

Michael Schmitt: Well, thank you Larry. It's a pleasure to be here.

This is only my third day. So, I'm going to ask for your forgiveness and claim that as my Safe Harbor statement. But I'm truly excited to be part of Ariba. It's not only a great company. But I think what you'll see by the end of the day in our value chain summit, it's got fantastic people, products, partners and customers and more importantly, the customer success stories.

Briefly, my background. I've got 20 years experience in MRP, ERP, supply chain management and most recently, B-to-B e-commerce in the area of sales, marketing, development, et cetera. So, I hope to leverage that with Ariba's future.

My role as Chief Marketing Officer is to be in charge of strategy, marketing and the key alliances. My goal right now is to keep something short, inside of 10 minutes, and talk about the industry trends, a little bit of the concept on value chain management and the competitive landscape in Ariba's positioning.

And with that, I'll keep moving. What's today's reality? I think, in one word, it's uncertainty. If you go last year, the number one concern facing CEOs was price erosion. The transparency of the Internet was allowing real-time information to cause prices to dip. And a lot of investment was spent on internal efficiencies and external responsiveness to grow sales.

Well, if you look at this year, clearly, the number one concern of CEOs is profitability. How can I cut costs? How can I improve employee productivity and how can I speed time to market and make it happen now? Well, if you look at what's been bought on IT spending over the last 18 months, these quotes sum it up. Firms have deployed inward facing supply chain apps that improve processes within their four walls. That's (good news). But these apps won't enable firms to establish dynamic trading relationships or facilitate cross inter-product supply chain interaction.

What I'd like to do right now is to take a little risk and do a live demonstration of value chain management. If you quickly would appease me -- I know we've got some people down below looking at video monitors. I want you to take a quick look to your right at the person next to you. Take a look at their face. Then look on the other side, on your left. Take a look at that person. Now I want you to consider this fact. One in three people in the world are just downright ugly. And if they look pretty good on your left and pretty good on your right, what's that tell you?

But, the point is, with your trading partners, if they're not ready to collaborate with you, to join in inter-processes, connections, it won't work. It goes beyond the technology. It goes beyond the applications, particular in the four walls. But you've got to look at an entire ecosystem and you got to consider your partners. And there's three major barriers to consider -- trust, adoption and reasoning.

For trust, you've got to provide a network that allows a secure environment for companies to come together to patent data.

For adoption, you've got to make it easy for every trading partner. No matter how ugly their technology or applications, they need to enter the network and facilitate trade.

And the last one is reasoning. Inter-enterprise applications that have to include both are a different architecture on the look and feel, take both parties into consideration and have to make it look.

That's why today, there's uncertainty. There's lots of vendors out there claiming e-everything, collaboration everything and lots of hype. But the reality is the opportunity is in those inter-enterprise processes. And, the vendor that overcome trust, adoption and reasoning between the companies can win a tremendous market share.

Larry touched on this. The new focus is a value chain. It is much larger than the supply chain or ERP. It encompasses all the trading partners in an ecosystem and all the processes that happens between them. And it takes a new architecture, new solutions to void of the past. This new class of solutions can be summarized by the differences at a lower level. Traditional European supply chain is mono-enterprise inside the four walls. Inter-enterprise has to look at the ecosystem.

But just don't think of the word ecosystem. Think of a living organism that changes on a daily basis. And you have to be able to react to new partners, new contract manufacturers, new value-added customers, get them up live and create value to your end customer as opposed to thinking inside the four walls.

Database -- most systems are built on database, which is at a ((inaudible)) add, query, update, delete. That's great for integrity of keying data inside the four walls, but when you get outside of it messages and real-time events and interaction are key. That takes a fundamentally different type of technology. Heavy installations.

If you go to your CEO today and say I need 18 to 24 months to install this multimillion dollar project, you're going to get thrown out of the boardroom. It is death to look at a 24 to 36 month implementation with an ROI. You need rapid deployment, but that rapid deployment can't be just inside the four walls. It has to include your trading partners to gain the productivity. But what application's going to address that?

And the last one is the specialist user. The European supply chains do a great job of addressing a power user who has to look at financials or a planner who has to calculate things on a batch basis and come out with an answer. But today's CEOs are looking at, how can I make my thousands of employees productive? Beyond just these special workers, how can I make all my employees more productive, as well as improve the productivity of my trading partners? Well, it does take a new class of solutions.

How about an example? Well, we've got several customers in the aerospace industry, (EE Aerospace), BF Goodrich and Ball Aerospace. And, as traditional supply chain, it's about the physical movement of goods, which is fine. But there's other interactions that aren't taking part here. If you look at a silo approach into this, it's clearly not as effective and there's plenty of opportunity. In this value chain, there are parts in the entire ecosystem turn once a year. (And trap) that with our customer, who'll talk later today, Dell Computer, who turns inventory 50 times per year.

So, supply chain may address different silos of opportunity to improve processes, but there still is a huge ecosystem outside to improve that capability. Let's take a look at some of those.

There's different suppliers to deal with, different trading partners -- spare parts, insurance, maintenance, capital equipment, the FAA for configuration control, refurbishment and financing. What about additional processes, design collaboration? Huge opportunity to shrink time to market times of collaborative design to maintenance design to get product to customer faster than ever.

There is sourcing. Sourcing may well be the best application you could put in right now to get a fast ROI to hit bottom line cost available right now, traditionally not looked at within supply chain, but clearly, a key component of value chain management.

MRO suppliers -- huge opportunity to improve that on a VMI, SMI basis to get the right part at the right time for maintenance and repairs. And the list will go on and on and different opportunities and processes to improve value to the customer.

So Larry mentioned a huge multimillion dollar market opportunity. Well, that's there because of the huge multibillion, if not trillion opportunity to cut costs across all supply chains, value chains and ecosystems in every industry.

And it's just not manufacturing. Let's take a look at financial services. Our customer, American Express, who's got to deliver (P) cards to their corporate users. They've got a production value chain, which need to address different partners to bring design, conception of the product to market. (There's) also got an operational value chain that has to deal with things.

Today, Ariba is the leader in the operational value chain market. And merging with Agile, we're becoming the leader in the production value chain marketplace. Of the global 1,000, 45 percent do not have a supply chain. They are in the services industries. But nonetheless, they have a value chain that has costs of people, product and processes that can be improved to help CEOs cut costs, improve employee productivity and increase time to market.

And I'd like to take a quick couple of minutes to just talk about the competitive landscape. It is a huge market. So, it will attract the five largest vendors out there, 42 billion by the year 2005.

And you look at the lower level, we've got some large competitors who want to enter this market. But each corner on this graph has a core competency. If you look at SAP, their core competency is ERP, transactional management and they're trying to grow into (MySAP) and both out from ERP into supply chain, CRM and e-procurement and struggling. It'll be a further struggle to go toward value chain management because of the inter-price processes and technology needed. But, nonetheless, they'll attempt to get into the market.

Oracle, whose core competency is database, moving that into a ((inaudible)) application. And the same story as SAP, struggling to get traction in CRM, supply chain and e-procurement. But a next wave is going to (hit them) of a challenge to go forward into this marketplace and again, coming from the corner of relational database management systems.

Siebel, the clear gorilla in CRM. There is no number two. Touching the customer in those processes, they've done a great job of growing. You'll see them enter this marketplace and address those processes, as well, in their corner, being CRM.

i2 Technologies, their core competency is supply chain planning. Advanced linear and heuristic algorithms to crunch numbers on a batch basis to reduce inventories inside the silos. They're trying to break outside of the four walls and deliver on trade matrix. The next level will be to try and improve that. So, their challenges are there, as well.

But, if you take the top of the list, Ariba, certainly revenue-wise the smallest, but the up and comer with a compelling product, with compelling customers, branching out from e-procurement with a network to grow into these other areas to deliver a platform and a network with which to drive value chain management with our leadership position. Out of the five players on this chart, we are (in) the first mover advantage. We've delivered e-procurement. We've delivered network. Now, we're adding to our broad footprint to address more value chain management opportunities. The future looks bright for our marketplace, but more importantly, Ariba's competitive position within this marketplace.

The last think I wanted to address was why did I join Ariba? (Peter Sengi) had a quote. "There are few forces in life more powerful than shared vision." Now, I want you to look closely into this waterfall. If you're very close, you'll find a subliminal message. And it's got three messages.

So, when you go home tonight to see your spouse or special friend, he'll ask -- he'll ask you how was the Ariba Value Chain Summit? And you immediately, whether you like it or not, you're going to pop out with, well, number one, Ariba has the leadership position in e-procurement, which is a great launching pad into value chain management. Number two, the opportunity is huge, approaching $42 billion by the year 2005. And number three, they've got the right strategy and the ability to execute it with the first mover advantage to take the leadership in this new and growing marketplace.

Why did I join Ariba? Its people, its partners and its customers share a common vision of improving business. It's the right place to be at the right time.

I'd like to thank you for taking time out of your busy day today to come and share our vision of going forward in the future marketplace.

At this time, what I'd like to do is introduce two key players from the Ariba strategy team who have worked very hard to bring this forward. And they are Marcus Ryu, Vice President of Corporate Strategy and Jon Corshen, Vice President of Product Strategy. Marcus and Jon?

Marcus Ryu: Good morning. I'm happy to see all of you here.

I actually have two functions at Ariba. The first is to serve as Vice President and Manager of our small, but highly opinionated corporate strategy team. Our opinion, at this point, is that we're extremely well situated in a fantastic emerging new market and that's what I'm here to talk about. My second function is to get this done in 10 minutes and to make up for some of the time overrun of my predecessor. So, let me -- so, bear with me as I go a little bit quickly.

I want to touch on a point that Larry raised about B-to-B and where it stands. Is B-to-B about transactions? I think all of us in this room are well acquainted with charts like the following, shows multi-trillion dollar spend. That market's almost unimaginably large market. What does that have to do with B-to-B?

And the best analogy I can think of as I was trying to puzzle through this a year-and-a-half ago before I joined with the company was, you know, if you were driving an armored truck between a bank -- two chains of a bank, do you get paid for the amount of money or proportion to the amount of money that you carry in that truck?

And, as much as I could struggle with it, I could not come up with an answer that justified that way of making money. So, in a way, as exciting as this chart is, it misses the point. And I would suggest that some of our more excitable competitors that have really hitched their wagon to the notion that they could charge transaction fees off of this fast market had it wrong.

The -- if the value and the opportunity doesn't come from tapping into a multi-trillion dollar market where does it come? Now, as Larry suggested and as Mike reinforced, it comes to treating process payments between companies. And that's precisely what Ariba has done.

Let me show you three examples from three of the applications that we'll be talking a little bit more in detail about, in Ariba Buyer, Ariba sourcing and what's brought by our new merger partner, Agile. I won't go into detail in any of these examples, but I want to call out three salient points about the metrics that you see up here.

Number one, they address a particular process (pains). They weren't about opportunity just from connecting into a network. They sold a business process (pain) that the user within companies sells today. In the case of Buyer, the (pains) associated with operational management of sources. In the case of sourcing, the challenges of finding the right strategic partners and negotiating the best price. In the case of Agile, communicating information around dynamic and shared product information.

The second point is that the metrics are highly measurable and that's something that every customer cares about and in comparison to somewhat big value propositions of the first wave of IT investment that Larry alluded to. In each of these cases, there is a very clear metric by which to evaluate what the opportunity was and, therefore, to evaluate the decision to undertake that software initiative.

The third salient feature that I want to call out is how fast most of this value was realized. If you look at Buyer, our two examples here, JD Edwards and FedEx, you see that the value was measured in months, not years.

So, when you consider those three characteristics, address the process (pain), do it measurably and do it very quickly, you see why they have the characteristics that our customers have been seeking and why we have as many customer -- positive customer testimonials as we do.

Let me summarize our strategy just in one sentence and that is to deliver the leading value chain management solutions and platform to the largest enterprises and marketplaces. Now, what does that look like? So, bear with me as I talk about this simple schematic diagram. It shows how those elements fit together.

First of all, we don't need to deny the real value and the continuing role that will be played by traditional enterprise software. They have a definite function in companies, in many cases, have the system of record that scores critical information that company. And those business will continue to exist and it'll be our obligation, as we've done very successfully with Ariba Buyer, for instance, to tap into and leverage that information and help project it out to trading partners.

However, our obligation and our mission is to create a new generation of applications that cross the wall to the enterprise. And we'll be doing that in two broad categories that I'll be speaking about, namely production oriented value chain applications and then, operational ones.

But, what role does the platform and the network play? Well, we've acquired the platform in order to mediate the increasingly complicated and multi-application interaction and transfers of messages that have to happen within the context of a single enterprise as you accommodate all these new applications.

And that is separate from the need to connect to a larger trading community and to people that we've already accumulated on the Ariba Commerce Services Network. So, those elements, the applications that are characteristically inter-enterprise, a platform that can mediate and integrate not only our applications, but existing legacy applications and a larger community of trading partners are the three essential ingredients to address this value chain management space.

So, if the larger chart of the first chart that I showed about huge transaction volumes isn't the relevant one, then which one is? I would suggest it's one that we're all intimately familiar with, namely the income statement. Now, Ariba's inside, I would suggest, from the beginning, was to recognize that there was a huge opportunity to target an under addressed area of that income statement, mainly operating expenses, things like general and administrative sell to marketing expenses.

And we did it through fairly ((inaudible)), every day, but nonetheless, highly value generating activities like lowering requisition costs, lowering the cost of resources themselves by offering greater visibility into the market price and trading partner alternatives, optimizing sourcing decisions, lowering market and programming costs and things -- and lowering time and expense costs.

So, procurement is actually only part of the story. What we're talking about in the operational value chain is a whole complex of solutions that deal with the management and the ongoing cost efficiencies that can be generated out of better administration of things that happened below that operating expense line. That is our core competence. Our original product was called operational resource management. And there is tremendous opportunity and value to be created by expanding there. So, we will be -- my colleague, Jon Corshen, who will be speaking after me, will talk about what we're doing in that space.

And I wanted to underscore a point that Michael made, which is that this will remain highly relevant to the Fortune 1,000 companies, our core customers, nearly half of which don't even have a supply chain, that the whole lingo and jargon of the supply chain is irrelevant to them.

Now, building on that enterprise base that we have, the Trojan horse that we've installed, if you will, into this customer base, it was only logical that customers would ask us to expand and extend into other areas other parts of that income statement. Specifically, they want to address other business process problems that deal with things like net sales, cost of goods sold and the costs associated with research and development. And these include things like the cost of product input, the cost of innovating a new product, the reduction of inventory and write off of research and development costs and the like.

So, it's only logical then that we would come to offer another suite of solutions analogous to what we originally did in the production value chain. And again, (Jon) will describe and define what these functions -- what these solutions do, in general.

Now, the overarching point to recognize, though, about all these solutions is that they share certain characteristics that we are now broadly referring to as ((inaudible)) the value chain management space. And I thought I would take the next level of detail on the -- on the market side that Larry introduced to talk a little bit more about what other solutions fit in that space.

Now, if you begin with procurement and sourcing as that bedrock value chain management solution that shares those characteristics of inter-enterprise platform-based, connectivity oriented and so forth, then the next logical category on top of that is what has come to be called by industry analysts collaborative product commerce. And these deal with all the new kinds of interaction that can circulate surrounding the definition of a product. And this is the core competency of our new merger partner, Agile.

On top of that, there's a new opportunity giving new forms of network connectivity for order management and analytics that ride on top of that order management capability. And this was -- we'll be expanding into this space, given what we've done already with the Ariba Commerce Service network.

(It extends) life on top of that for B-to-B electronic content. Here, I'm not talking about stock quotes and (newsies), but electronic catalog content that's required to sustain inter-company commerce.

And then, two other categories on top of that, of sell side and service and partner relationship management. Now, in total, according to third-party estimates, the market for all of these solutions collectively adds up to somewhere between 36 (and) $42 billion. And, if you consider the red line right now and the assets that we already bring to bear, you'll see that we play in -- somewhere in the order of two-thirds to three-quarters of that space and that we are adjacent to a number of the partners that play in the areas that we don't immediately offer solutions in.

Now, a point that Larry raises that this market is growing fast, in fact, than traditional enterprise software. And I just wanted to make that vivid for you by a simple chart.

If you think about the ERP market, it shows the growth characteristics that you would expect of a highly mature market, a secular growth rate of around 11 percent a year. That's according to IDC. And then, there's a supply chain planning space, which we don't want to minimize as highly valuable, but is growing off of a smaller base at a pretty brisk pace. It's 37 percent a year, according to industry analysts.

The value chain management space, however, is defined by those characteristics, actually starting at a higher base than supply chain planning and is growing at a more aggressive rate, which takes it to that $42 billion number, somewhere in the order of around a 40 percent year-on-year growth anticipated over the next few years. So, it's not inaccurate to say that the value chain management opportunity is somewhat less, but pretty close to traditional enterprise (offer) markets. It's the two major categories combined.

How does this relate to the private marketplace opportunity that's also been sized? This is another type ((inaudible)) that same market sizing. If you recall, that fragment of the picture that I showed earlier, if the -- when an enterprise comes in and installs a platform and then, undertakes initiatives with various applications that we provide. That is the basis for a private marketplace that allows an anchoring enterprise to connect to its most strategic partners and automate certain business processes.

And, according to AMR, the market for these kinds of collaboration hubs, enterprise hubs, private marketplaces -- the go by a million names -- is somewhere on the order of about $35 billion a year annually. So, it's another angle at the same question of how large an opportunity -- how large an addressable market this will represent for us.

The next logical question, which I believe Larry spoke to, but I wanted to add the next level of gloss on is why we ((inaudible) situated to win that. And I think the answer, in addition to all of the operational execution things that we've been able to achieve is that we have the two killer value chain management applications today (so defined), if you look around and ask who has an application that actually meets the product definition requirement of what we're calling a value chain management.

And, if you believe the case for emerging demand for these, it's only logical to ask who has the live application already proven to customers today. And the answer, I believe, is definitively Ariba and Agile. Let me render that a little more vivid for you by talking about (the few new) metrics for Buyer and Anywhere, our two flagship products.

In the case of Buyer, if you look at our customer data -- this is over a sample of around 50 percent of our customers -- you see that, after about 18 months of implementation, the average customer is already transacting in nearly three-quarters of a billion dollars, the 45 percent compound monthly growth rate. And we would anticipate that it would grow more or less steadily from there.

Another, perhaps even more telling metric is the number of live end users that you find in Buyer. Again, over the same period of around 18 months, you see that we are, on average, all the way up to around over 50,000 end users. And I believe that growth rate and end number compares very favorably to the rate at which say, a new version of Windows tends to get rolled out in the enterprise. So, I wouldn't characterize this exactly as a viral growth, but it shows the basic shape of fast diffusion of technology as it gets validated by the end user, which is the ultimate benchmark of value.

Netting it out, a few numbers that come out are that we have that two million end users that we're now targeting a 20X multiple of within the next five years, given our current deployment path, an average deployment of 21 weeks. And I'd urge you to compare that with the average deployment of a typical enterprise software installation and a total spend volume of around $29 billion that -- with a run rate of -- to our enterprise to Buyer.

Now, we can consider an analogous set of metrics for Agile Anywhere. And the most interesting one, I think, is the rate at which add-on sales happen. If you again, take a cross section across the age of deployment, this time for Agile's product, you see that, after around 36 months, the average customer has already bought twice again as much -- as much of a license as they bought initially.

And again, that grows at a pretty steady linear path up from there, up to basically their oldest customer, who has already bought three times as much as they originally bought to begin with. Again, not exactly viral or exponential growth, but a kind of, steady diffusion that you would expect from a solution that's highly validated by the users within the enterprise and another set of very impressive metrics, I think, over 670 customers, each of which typically connects to a supply base of around 500 additional companies and a deployment even faster than Ariba Buyer, around three months.

So, with that, I think I'm under time and I'll turn it over to my colleague, Jon Corshen, to give you a little more detail on the product architecture.

Jon Corshen: Good morning. Thank you. And thank you all once again for joining us here today for this very important and exciting event for Ariba and we believe for our industry.

As Marcus highlighted in his presentation, we feel very strongly that the best way to capture the opportunity of the Internet value chain is by delivering very deep applications that address the specific process requirement of both the operational and production value chain.

And what I'd like to talk to you about today, just take a few minutes and explain in a little bit more detail what we're doing in each of these areas, what is the suite of applications that define these value chain interactions and what are some of the new products, new partners and new announcements that we are bringing forth today.

Now, we've touched on this, but let me just review very quickly that, at the highest level, our solution is made up of three essential components, the first being the application component, which provides the deep application functionality to address, as I said, the specific process requirement and end user customer requirements to address different types of value chain interactions.

Secondly is a value chain management platform. And this is not a database or an app server platform. This is a meaningful application platform that provides a shared integration foundation for tying together applications and connecting those applications into the existing enterprise infrastructure.

And lastly, an essential component to this new generation of solutions is the (e-commerce) services network, a network that allows you, as a company, to connect these applications to a broad array of marketplaces, suppliers and other trading partners across your ecosystem of your -- of your trading network.

Now, I'd like to spend a few minutes and just drill down into the operational and production value chain management components and explain to you a little bit about what we have and will be delivering in these areas. And then, as mentioned, Charly Kleissner, our Senior VP of Production Solutions, will come up and speak a little bit about the bottom half of the solution (stack), the value chain management platform, as well as the commerce services network.

Let me start with the operations value chain. And I'm not going to spend too much time on this because I think a large majority of you in the audience here today are very familiar with Ariba's roots as really defining the operational resource management function and bringing to market the first true solution to address the requirements of interacting across your operational value chain and connecting to your trading partners.

In so doing, over the last four years, we have built a very significant barrier to entry for our competitors. And that is by having hundreds of live enterprises and marketplaces who are running this core commerce infrastructure. And it is by building a network of thousands of suppliers, thousands of suppliers and millions of lines of catalog content, all of which really translate to being able to implement a solution in fast time and recognize fast time to benefit. And we now have hundreds of customers that are live and saving dollars every day.

Now, I would like to highlight a few key points about the operational value chain management solution that we are delivering. And first, just to reiterate a point that I believe Marcus mentioned is that this is about more than e-procurement. And many have boiled this down to a simple element of catalog requisitioning and ordering and it is simply much broader than that in its intent and in its capability to help companies.

We have been able to tap into the operational value chain not only to provide desktop requisitioning functionality, but to address a major component of spend in many (companies)

((inaudible)) and also to address a very core function of the indirect value chain, which is sourcing of indirect goods. And we have really one of the only solutions that is designed specifically around handling the sourcing activities and the building of a supplier network for indirect goods.

Now, as Larry said, this is still a vast market, with huge market size and expansion. I would also argue that it is very much an untapped market from just pure functional capabilities and process automation opportunities. As we move forward, there are huge opportunities to move into other areas, which we will be moving aggressively into, of program and project management, for example, helping a large services based firm coordinate the spend and activities across a large advertising or marketing campaign and other programs where your imagination is a limit of how to use the Internet to create collaboration around these operational spend categories.

So, we will move very aggressively to take our leadership and operational resources and to expand the functions and processes that we support across the operational value chain.

I'd also like to take one minute to highlight a very important partnership that we're announcing in the are of the operational value chains here today. And that is with Zeborg. Zeborg is an exciting company, actually located here in New York. They're with us here today. So, I'd very much encourage you to meet with them. And what Zeborg essentially has done is created an integrated application for being able to successfully analyze and monitor your operational spend across different departments, across different commodities and across different suppliers.

And by integrating this functionality with our core platform, we will not only be able to help companies to effectively collaborate and transact on their operational spend, but actually give them deep insight into the drivers and spend categories that are driving their operational spend and in so doing, further reduce their operational expenditures.

Now, let me move on from here and talk a little bit about the production value chain. And, as it was mentioned earlier in the presentation, our movement into this area was essentially driven by our customers. And our customers who said quite clearly to us, what you have done for us in the operational value chain has brought applicability across all functions of our -- of our production value chain, as well. And we would like to extend this infrastructure, this architecture and the success that we have had with your product into our production value chain.

Now, this is a newer area for us and it is absolutely (a hugely) important area for us. The Agile merger is the beginnings of a much broader move into this area. So, I would like to just take a few minutes and walk you through each of these areas to give you an idea of what are the types of business processes that we are going to go after when we talk about inter-enterprise production value chain management.

OK. Many of you know the end-to-end product life cycle of the production value chain as design, source, buy, make and sell. And those are the essential elements that drive almost every manufacturing and production oriented company. So, I'd like to just spend a few minutes drilling down into what areas of functionality within those basic categories that we are currently focused on delivering solutions in. And the first one I'd like to start with is the collaborative product development stage, which is really an extension to the core design process.

Now, what we're talking about here is the use of the Internet and Internet collaboration technologies to essentially expand the core design process by creating collaborative work spaces on the Internet. That expands the design process, not only internally to other users, but across your trading partner network to other participants. Now, this actually becomes even more important as companies begin to outsource their design and manufacturing process to other people in their value chain.

But what we are talking about here is, essence, is about collaboration around unstructured data. That is data that is not yet in the transaction form. These can include things like documents. It can include pictures, specifications, CAD drawings.

And providing an infrastructure with which processes and ad hoc collaboration can occur around this unstructured data is at the heart of extending traditional back end ((inaudible)) and ((inaudible)) into a new collaborative environment.

And the value that is driven from this is the ability to allow many participants to really contribute to this design process. So, for example, ((inaudible)) designing something, if a sourcing agent or a buyer could be involved in that design, they can perhaps investigate or tell you about changes to the design that might reduce the cost of the inputs of production.

If a manufacturing person can be (worked) in this collaborative work state, then perhaps they can tell you about how to design for manufacturing and how to bring products to market more quickly. And that is the bottom line, that innovating new products and bringing them to market more quickly.

So this is a very exciting space that we will be moving aggressively into. We will be making significant product announcements in this area over the next 60 days and we look forward to talking to you more about the essence of this solution.

Let me move on to sourcing and supplier management. This is an area that we have spent a lot of resources and time on and have great expertise in. With our acquisition of Trading Dynamics and their dynamic negotiation engine, with our acquisitions of supplier markets and now, with our merger with Agile, we have the broadest set of assets for addressing the sourcing and supplier management opportunity for both direct and indirect goods. And, if you really think about it, the sourcing and supplier management function is really at the core of all the value chain management because it is managing the relationship and negotiations with, in fact, those key partners that make up your trading partner network.

Now, you can see here on the screen that, with the mergers of these companies and the -- and the development that we have done internally, we have done extremely (deep) in addressing the collaborative inter-enterprise processes that define the sourcing and supplier management function. And you'll hear later today from Bristol-Myers, who is going to talk about how they have used these technologies to really drive bottom line cost savings.

With the acquisition of Agile, we move our sourcing solution into -- further into a new area of production-oriented sourcing, which is bond base sourcing and that is taking the product definition or the bond and being able to source specifically off that bond as you do redesigns or manufacturing changes and constantly being able to roll up and analyze the cost of your inputs to your -- to your -- to your production components. So, this is a huge opportunity, as was mentioned earlier. It is at the foundation and is one of the fastest ways where companies can save money today.

OK. Let me move on to the third area of planning and procurement. And this is an extremely important area for us and one that I am very excited about because it really builds on our core strength of e-procurement. And that is, our core strength of taking back office procurement processes and moving them into an Internet collaborative environment. And with this, we extend further into direct material procurement and collaboration.

Collaborative -- excuse me -- collaborative planning and procurement is really about supporting the interactions that drive the direct materials buying process between yourself and your trading partners and yourself and the customers and is essentially the core about sharing supply and demand signals of crossing network and trading partners, using the Internet as a real-time collaborative infrastructure to share this information and continually adjust your inventory levels, your planned buys and executing on your actual necessary procurement functions.

Now, today, we are extremely excited to announce a key partner to our value chain management platform and that is Syncra solutions. Now, for many of you that don't know, Syncra is clearly a leader in collaborative planning and replenishment. They are -- it created an infrastructure for sharing these signals and sharing demand and inventory signals across a complex trading network. And they have created this infrastructure independent of any single back end ERP or advanced planning system. So, very much like Ariba and like Agile, they have taken tradition back office processes, the ones in this case of sharing the (plant) and move them to the Internet, created a new metaphor for sharing demand signals across the extended value chain.

Now, this ties very closely to advancements that we are making in our Ariba Buyer product, the core procurement engine or the commerce transaction engine that is, as we mentioned, really a key infrastructure component that we've put into many enterprises.

In Buyer 8.0, which is our next release scheduled out for later this year, we will be adding significant direct materials procurement functionality to handle the actual processing, clearing and reconciliation of direct orders. And this includes things like blanket orders, advanced shipping notices and other traditional procurement functions in a new Internet environment.

By bringing together Syncra's collaborative planning engine with our core procurement commerce engine, we will provide the most complete interactive solution for managing real-time direct spend across complex trading networks. So we're extremely excited. And I want to thank Syncra, who is here today and encourage you all to seek them out and speak to them about their solution.

OK. Just a couple quick last segments here. Let me talk about perhaps one of the most important aspects to someone who is in the production area and working on a daily basis to deliver products for sale to the end customer. And that is collaborative manufacturing and life cycle management.

Now, many of you are familiar with Agile's success in addressing this space. And they have been the clear leaders in really attacking the problem of how you move the manufacturing process into an interactive environment, where you can, in real-time, be sharing the latest product information with your trading partners.

Now, this becomes essentially more important, as was mentioned earlier, when companies begin to outsource much of their production and design concepts to third parties. Now, the manufacturing of your product is completely tied to the management of your value chain and the management of the partners that are really essentially a part of your virtual company or your virtual manufacturing organization.

And what Agile has done is really move the product information out of the back office ERP and created it into a collaborative environment where people can share information about the latest change order, the latest product request and other information that drives the daily manufacturing process. And so, we are extremely excited to have Agile as part of or family, not only to fill this spot, but to provide a broader infrastructure for all of our value chain management solutions.

So, let me talk lastly about the sell side functionality. The sell side functionality is not an area that we are directly moving into with our own product development at this time. And that is essentially based on a belief that we must focus on deep application functionality around the first four boxes that we do best.

But we do understand the importance of integrating with best-of-breed sell side providers around some of the key touch points that you see here -- supplier enablement, order and demand management to pull in demand signals into the manufacturing and sourcing and procurement process, available to promise to link that into the order management system and to do things such as load your configurator products, et cetera. So, this is something that is a big opportunity for us for future expansion. It is one that we are working very aggressively with some of the leading partners in the industry and one that we understand is extremely important to all of our implementations.

Now, I just want to touch on a couple more -- a couple other very quick points and then, I will turn it over to Charly to talk a little bit more about our platforms and our network.

I want to highlight a very key point with regards to the acquisition of Agile or Ariba. As I just mentioned, Agile is a clear leader in the collaborative manufacturing space. But, if you dig further into the solutions of Agile, you will recognize that the key asset or I should say, the unique innovation that they brought to market from their inception was this concept of pulling the product definition out of the static item master, taking ownership of that bill of materials or that product definition that drives essentially, what you make and bringing that into a collaborative Internet environment. And, if you think about it, this product definition is essentially a hub around which all of value chain management functions occur.

For example, if you are designing a product and you have a lot of returns coming in, let's say, there's a problem with an antenna on a cell phone. One of the first questions you're going to ask is this a problem with the antenna or is it a problem with the antenna in this specific cell phone? This drives directly into your product definition or your bond, where you can do an analysis and find out what the failure rates are. And then, this may drive directly into a change order to change that antenna, a new sourcing event to source that antenna perhaps from a new supplier or directly into a design process to redesign that antenna.

So essentially, this product definition is at the core of value chain management and it was a key reason why we believe that Agile is a unique and key asset for -- in our goal, to provide a full value chain management solution.

Lastly, in describing this production value chain, I want to just highlight another key partnership that we've announced today that I think is going to bring huge dividends to us and to our partners and our customers. And this is an exclusive relationship with C-Commerce, who is a leading provider of a new generation of performance, management and improvement solutions. These solutions are essentially designed to provide real-time visibility into what is actually happening in your supply chain.

So, while traditional advanced planning systems leverage static data and give you essentially a what-if scenario to addressing your problem, the C-Commerce solutions are about finding out what is, not what if, but what is actually going on in your value chain.

By integrating the C-Commerce solutions tightly with the Ariba platform, we will be able to provide a very tight, closed loop function between actually being able to see what's happening in your value chain, seeing what events need action and driving those events into the collaborative and the commerce transaction infrastructure of the Ariba platform.

So, C-Commerce is also here with us today. And I, again, ask you to seek them out and learn more about these. We will be coming to market with, as I mentioned, an exclusive and unique bundle that is tightly integrated with the Ariba value chain platform. And we look forward to speaking to you about that more in the near future.

Now, as I mentioned, hopefully, I've given you a very broad overview in this short time of our application functionality and direction for our product across both the operations and production value chain.

And, at this point, I'm going to turn it over to Charly to talk about the underlying foundation on which these applications are built and the importance of the network which they -- which they connect to.

But, before doing that, let me just do some quick conclusion, if I could have the next slide. I think I ran out of time and they're just not going to give me anymore slides. OK. Very quickly, in a summary.

To myself and to Marcus' and Mike's presentation. The value chain is not the supply chain. And that's a very important message for us to convey because we believe very strongly in the opportunity of what we are doing for customers. And we believe very strongly in this new generation of technologies for helping customers to address all of the processes that I highlight for -- highlighted for you today across both the operational and production value chain.

Value chain management is about a new breed of solutions. And, for any of you that (saw this) ((inaudible)) space, it is clear that, whenever there is a fundamental technology or business process revolution, those companies that need to bridge gaps from legacy technologies or legacy business models usually have a much harder time than you would anticipate. And those who are born of a new generation of technologies, born from the new opportunity are really usually the fast and first movers. And we believe that is absolutely the case with Ariba.

This market is extremely large. Despite all the discussions in the markets today, we are only just now getting going. The opportunity is huge and we see that, not from the market, but from our customers and what they ask us for day in and day out, to expand our platform.

And lastly, the cornerstone applications of both the production and the operations value chain are owned and part of the Ariba solution set, that is Ariba and Agile. And they provide not only deep application functionality, but the core assets necessary to expand into these broader opportunities of both the production and operations value chain.

With that, I'd like to thank you for your attention. And I'd like to bring up Charly Kleissner, our Senior VP of Product Solutions, who will tell you a little bit more about -- rewind. Am I bringing up ((inaudible))? OK. ((inaudible)). I apologize. I'm going to bring Keith back up. When in doubt, bring Keith back up. Thank you (guys) very much.

Keith Krach: Thanks, (Jon), for your passionate presentation. I'm not Charly Kleissner. I'm not as good looking or have as much gray hair. But, what I'd like to do now is introduce one of our customer speakers that we have with us this morning. He has to catch a helicopter flight out. And that individual is Jose Mejia, from Lucent, the Chief Operating Officer. He's a customer, not only for Ariba, but also for Agile.

So, could we have a warm welcome for Jose. Jose?

Jose Mejia: I was getting worried there for a moment, thought I was going to be here all day. But I also know why I was probably invited here. Larry and Keith were talking about a shakeout and what better example about a shake out than Lucent, number one. Number two -- number two is there was an important message associated with, you know, one of three people is just darn ugly. So, I wasn't sure if they invited me because maybe I was one of those three people.

But they -- you know, I'm obviously representing Lucent, (the new) Lucent. And this kind of, gives you a sense and most of you know who Lucent is, but where we're making some significant changes about creating a new company. I, kind of, go around Murray Hill, which our headquarters is there and I usually tell the officers of the company I know a reason why I'm now the Chief Operating Officer. I've been on the job for about four weeks. Before that, I was the Chief Procurement Officer of Lucent and came to Lucent from Nortel and Bay Networks.

But the key message here was as I go through the Murray Hill I tell them I know why I have the job. I still have black hair and I have a lot of it. So, it gives you a new sense for what we're trying to do.

But I think when you talk about a shake out -- I was recently in China about two weeks ago. And the Chinese have an interesting expressions. They say that great things that come out of great individuals, great businesses and great companies usually come out of crisis. And crisis is expressed in terms of danger and opportunity. Crisis is expressed in terms of danger and opportunity. And this I how the Chinese write the word crisis.

Over our lifetime, both as individuals or members of businesses, we will know that companies and individuals will always get significantly better and improved when they remember that success is the enemy of change and yet, success is the one that has to drive significant change. And crisis creates this tremendous opportunity for us.

So, in Lucent, as I give you a base of what we've been trying to do, we've gone from having what I call a very significant and different number of supply chain and materials and manufacturing organizations that operated redundantly between different businesses to combining all of those into a new organization that I represent here today. It's really an interesting change because organizational structures always tell you a lot about what companies perceive is important to them in what they want to go and get accomplished.

In our particular case, my organization, the one that I currently represent, is about 29,000 people in Lucent. And I have not only the manufacturing organizations, the procurement and purchasing activities that are direct and indirect, as well as distribution, logistics, warehousing, anything that moves inside the new product introduction phase from a product engineering, test engineering, component engineering activities. And it basically encompasses the entire end-to-end value chain that the Ariba guys are trying to expose to you today.

It's a pretty significant change for Lucent, but I think -- I'd suggest to you is a very significant change for our industry because there's not a competitor of mine or a company I know who actually has all that end-to-end management and ownership and is driving it on a process perspective, rather than a functional perspective.

So, that organization was driven out of the thought that, you know, when you look at a value chain from our perspective, Lucent is focused on creating networks, creating networks that provide great solutions to our customers. And the value chain is nothing different on a network. When I first got into the network industry was through Bay Networks after being in the automotive industry and learned a lot there about networking.

And so, you know, a value chain is just a set of notes that come together to provide value to a customer. It acts as a network. It must move as a network. Every one of these notes that you see there, if you look at a network in terms of communications, it could be a router, a switch, an optical switch, an optical router.

Every one of those notes must be able to be monitored in terms of the bandwidth that is required. It must be able to be moved and out. It must be able to plug-and-play easily. And it must be able to be flexible to plug-and-play, depending on what the customers requires us to get for them. It cannot be fixed. It cannot be static. And that's a very significant change in the way we need to think about out value proposition.

So, when you look at that, our plan is to drive the new virtual single supply and value chain vision and solutions by looking at product supply chains and solution chains that will be built of a universe of global plug-and-play notes that virtually will integrate. And these notes could be owned by Lucent, but the fact is the majority of them will not be owned by Lucent. And yet, we have to be the network manager of making sure that that network is truly providing the quick solutions we need. So, these key physical notes could be new production introduction centers, contract manufacturing locations, systems integration centers, logistics providers, et cetera.

And (I know) this gives you, kind of, a little bit of an explanation. Nobody says, you know, is there any specific entity providing a value-added contribution to what Lucent delivers -- any? So, I notice that it's not a supplier. A supplier may have multiple notes, ((inaudible)) interesting piece, right? Because it talks about this issue of the value chain.

And I have partnerships with contract manufacturers, most of them. I do over $3 billion of contract manufacturing work. And every one of these contract manufacturers, I use many of their facilities. And every one of these facilities is very much a different note in and of itself. And it needs to be managed in conjunction with the entire system. Notes will be utilized with consistent processes and tools that help us optimize modularity and enable flexibility and agility. There are no tools today that can easily provide us that. I think that is a significant opportunity for companies like Ariba.

In the selection and the management of those notes need to be managed from these, kind of, network control towers that I call -- in fact, within my organization, we have what are called a global control tower, thinking of, kind of, an airport and you're just, you know, have this tower of control of how these notes are working.

So, how are we using our (job)? And I'll just, kind of, give you a sense for this. Today, I picked two of our product groups, our Internet working systems and the optical networking area. And we're using it in very different ways. The first one that you see there is we're driving flexibility and speed by delivering product content. So, we take the content of the product and we're delivering this product context through the nodes and suppliers that are in the network for those particular products. And we do that through (Idial). By using real time, by directional collaboration between us and those partners in a virtual environment.

What does that mean? It means I have a supplier in (Chindow), China and I have a supplier in Nuremburg, Germany with my development going on some other development going on in (Homeville) and I have to virtually collaborate with them as I am developing that product, real time. And I have to be able to utilize the resources, their engineering expertise so that I'm not adding costs to my system and, therefore, creating a, you know, expense in a way that is not necessary.

So we do that by directional, which means both partners are involved in the process. Both are looking at the same data. We, both, are looking at real time and we are collaborating in terms of the changes I need to be making.

We're reducing time and risk to market by involving those partners and suppliers, early, in this key, critical area by communicating and sharing of intellectual properties. An interesting one for (Luther). We've been a company, obviously, that, as you know, is trying to significantly change. And changing ourselves means we have to become very collaborative with intellectual property.

We have a -- you know, last year, we were the third-largest company in terms of having biggest number of ((inaudible)). But ((inaudible)) in today's world has to be virtually collaborative so we can typically use that and bring it to market, quickly.

We look at (obstacle), for example. We were the inventors of (obstacle). And yet, in (obstacle) is where we did not bring the product to market, fast enough, and that hurt us. Bringing product to market, bringing the ideas and the innovation of ((inaudible)) to market is the number-one objective of my organization. And I know that doing these kinds of things are the one -- the things that are going to allow us to get there quickly.

So there is this idea of virtual cross-functional product development supply ((inaudible)). When you look at companies like Lucent, what we're trying to do is minimize the cost of the product, but also minimize the cost of developing, the cost of manufacturing a product. And that means we must leverage. It means we must leverage. I must leverage what my partners have. If they have something that I don't, I use it. Even if it's not exactly what I want. It doesn't matter. I have to do it before anybody else. And so that means I have to create the very virtual cross-functional tool that comes together in understanding what it is that we're delivering for the customer in a real timeframe.

((inaudible)) product cost is always going to be an issue. I was a chief procurement officer. I still have that responsibility. It's part of my new job. And you know, we buy $20 billion worth of goods and services. When you buy $20 billion worth of goods and services, you know exactly what it means for our shareholders in our -- you know, the -- our company. So it is a very critical piece for us. And the whole area of sourcing is critical. All companies have talked about sourcing. Well, few still do it well, at all, and creates a great opportunity for us.

And so distributing this responsibilities and issues, across the virtual partners of the new Lucent is a very critical task for us. We, currently, are doing all of this with Agile, with key partners in our Internet working systems and (obstacle) pipe units and are very quickly moving on doing that across Lucent. And we've already started doing this, recently, in just the past, probably, four or six months.

We do that through an interesting portal. And I bring this out because, you know, we just (launched) this portal about two months ago and it gives a wealth of information sharing for our partners. It's a single source of Lucent, worldwide aggregate component demand. It provides demand design and manufacturing collaboration. And if you look at the data, there, what's interesting to me about this is, not only do we have a significant amount of usage, already, on the system, there's 13,000 visits per day, over 1,200 registered users and it was deployed within 60 to 30 -- you know, it's like 60, 30, 90-days deployment. This is quick.

This is not an ERP that takes two, three years. We can't live in that -- you know, if we are not in a position where we can have systems that will take longer than what we can do in terms of having babies, you know? So it's -- we have to do it. This is an issue of hours and days.

So what I'd like is the ability to deploy these solutions, quickly. And for a company like Lucent, where they, in minutes, means a lot. We cannot afford to wait one second. We cannot afford to go after solutions that are going to help us two or three years from now because the help we need is now.

And this, again, you know, I can say anything that I want and tell you about, but the most important thing is look at what some of our partners saying about what we're doing with them. I just gave you three of them. There's ((inaudible)) no other customer doing this. Sweet, sweet change. On behalf of us, we thank you.

Our ((inaudible)) has no other customer that is doing this in the breadth and clarity that you are. And I think the key reason why we're doing that is because when you've got your butt, burning, you can ((inaudible)) a lot of things to happen in a company like ours. And that is a critical phenomenal opportunity for us, in terms of driving that kind of change.

So in Ariba ((inaudible)), by the way, we do use Ariba significantly, started deploying this in November through our partnership with (Aliente) and you know, we have deployed, already, Ariba buyers 31,800 people, which is over 25 percent of the Lucent population, 34 sites, North America, Mexico, United Kingdom and Australia and we will be completely rolled out in 40 countries by October 1. And we started this in November. This is great.

So that's kind of my story. And, you know, I think Ariba is starting a bright future here for themselves. They have a great challenge. I hope they make it because we need them to make it.

And why I came to Lucent is because, you know, when you go through Murray Hill, if any one of you want to come over, I'll take you through the first floor of Murray Hill ((inaudible)) innovation. And you look at the satellite, the optical networks that -- twin sisters, and on, and on, and on. And three or four of them a day and you look through that and you say, wow, man. How many people have the potential to recreate, reinvent a company that represents what (Bell Labs) represents. They were very passionate about it.

So thank you, all, very much.

Keith Krach: Thanks so much, Jose and thanks for the great partnership and being such a good customer.

At this time, what we're going to do is we're going to have our 15-minute coffee break and that's going to be in the downstairs lounge. We're going to ask that you return very promptly for our later-on session, which Charly is going to give us a brief overview on the product roadmap, but we're going to have it as a demonstration. I think you will all find that incredibly exciting. And then, we'll three more customers. So 15 minutes. We'll see back here in exactly 15 minutes. Thank you.

Take your seats. We're going to start in a couple of minutes. So please come back with a packed program for the rest of the morning.

OK. We're going to start in a couple of minutes. Please come back and sit down.

Charly Kleissner: OK. Let me get started right now.

As people trickle in, I want to introduce myself. So I'm the guy who Keith referred to as the ((inaudible)). I did not get all my gray hair while working at Ariba, but certainly, a few ones. And my name is Charly Kleissner. I'm the Senior Vice President of Engineering Products Development. I am responsible for all the development efforts in the Web operations.

I am very pleased to be here this morning and really go over an abbreviated version of the roadmap and focus a little bit on the platform and network. I'm going to be here all day, so I will have a chance to really work with you in the afternoon to drill down into a lot more detail that I can today. So I'm going to keep it to 10 minutes. And I'm going to expand a little bit on my geography lesson for Jon Corshen, my predecessor. And I'm Austrian and some of you are coming from Europe, here, today. So bear with me. It's an American joke, here.

But Austria is in-between Italy and Germany. And I think Keith also got to be confused about what the trades are in Austria. It's not only the Germanic predictability, but it's also the creativity and the flexibility of the Italian blood and we really need to have both at Ariba to be able to execute on this very dynamic, creative value teams ((inaudible)), but with the predictability that our customers demand.

But what I've prepared, today, is really, talk about four things. One is, I want to communicate with you the goals for the platform in the network. Why are we doing this? Why is this important to us, our trading partners and our customers?

Number two, I want to share with you the global design objective for the platform and the network and how we measure ourselves for success.

Number three, I give you just a few highlights about what actually this delivers as part of these platform and network efforts.

And number four, I'm going to show you a couple of slides about the roadmap and what we expect.

So -- and I'm going to do that in nine minutes, now. OK?

When I think about the overriding goal of the platform and the network, it's all about simplifying your life. Simplicity. You heard Lucent talk about the immense challenge of being able to pull together in real time, flexible solutions that we change, over time. And without a platform, without a network, that's really streamlines this types of shared services, shared access to data, we are not -- you are not going to be able to successfully make the life easier for designing, deploying, maintaining, upgrading the flexible solutions in the value team that change in real time.

I'm making a lot of points, here, that I'm not even going to go into because the timing constraints that we have, but that's the message I want you to go out with. You need a platform. You need a network in order to simplify your life of integration.

What are some of the design constraints and design principles that we have deployed in coming up with the platform and the network? This is not a new effort for Ariba. This is a natural extension of what we have been doing for over four years. Now, it's over 550 developers, actually, concentrating on these efforts. It's a logical extension of what we did from an enterprise deployment standpoint over the last four-and-a-half years. In the bio products, we extended it into the marketplaces, now, deploying it on the sourcing side and embracing ((inaudible)) from a network standpoint, as well.

It's all about scaleability on the global side. Ariba buyer is deployed in all continents, today. It supports ((inaudible)) enablement, ((inaudible)) enablement, ((inaudible)) currency, whatever is important for our customers to really be successful in integrating their value ((inaudible)). It's deployed through millions of end users as we have seen before. And we continue to expand that, based on our leading way of actually designing and implementing user interfaces that ((inaudible)) to that number of users from a business perspective.

The network has been operational for over two years. We use this network to really get to the ((inaudible)) the community ((inaudible)) and the trading partners. And we're extending that network to everything that network, from a transactional standpoint, from a community standpoint and openness standpoint. We'll talk a little bit more about that as far as our roadmap discussion.

So those are some thoughts that just want to re-emphasize to this audience that we leverage all of that that we have proven, now, for over four years, extract it's main components out of what we're doing and repackaging it, expanding it as a platform, and everything the network needs to move forward on these fronts.

OK. I have three slides that I'm just going to pick and choose, again, a couple of examples of services that are being delivered into platform and into network.

One of the core frameworks as part of the platform we call, foundation applications services. And in that component, we put in services that are really applicable to ((inaudible)) value teams of users. ((inaudible)) in order to simplify your life, you have to put it into common place. Otherwise, it will be no maintainable, not upgradeable and you will not be able to actually reap the benefits that you need to do for ((inaudible)) distributed and dynamic processes.

Catalog and content, similarly. We're not talking about the cleansing pieces of the content, but really, the tools around content management catalogue searching, catalogue maintenance, upgrade, et cetera. Again, you want to have a single place in a part of the platform where you can manage that tightly and you can take advantage. All your trading partners can take advantage off the change order. That's important to really deliver on that vision of real time dynamic integration.

You also see, here, the dynamics process and ((inaudible)) previous slide, where Agile as a partner brings in the semantic and capsulation of the product's definition that we absolutely need to leverage into all the trading partners as part of a Web-based architecture.

One point that I want to make about the Web-based architecture that I glanced over that I want you to really understand is that these design constraints, you cannot put on top of an old architecture. You cannot put flexibility on top of the client's server infrastructure. You cannot put the flexibility of expansions on top of older architecture. You need this new way of thinking about it.

We're also building the business process integrator as a major lever of extraction to be able to really integrate various pieces of application and extend it with semantics that exemplify the business processes that we are automating. So there's two piece to this that happen to make it successful.

Number one is the application pieces need to make ((inaudible)) known through the business process integrator and the business process integrator needs to be able to interpret certain rules that are applicable to value team processes. Right? In order to, say, work the routing that's going to happen and how do we actually accomplish that. So in that layer of the architecture, that's where we accomplish that. And we augment that with flexible adapters on the ERP side and the B-to-B integration side.

Again, this morning, I just give you some -- a couple of data points without going into comprehensive type of ((inaudible)). For those of you who are interested, I'm going to be around, talking about that more, as appropriate.

The common services network has four constituencies. And it always has these four. Number one, it supports the value team solutions from a transactional capability. We're extending the network, in a big way, to really augment the transaction capabilities on an ongoing basis.

Number two, it provides an open platform for other on ramps that ((inaudible)) of that capability.

Number three, it provides a community with the network effect between all the trading partners.

And number four, it provides a way for us to host the applications from a technical perspective and to exchange the reach into common services like ((inaudible)) and statistics.

So those are the fundamentals business metrics that we measure the network on. And because we measure it on that level, we know how to actually reap the benefits of that scaleable integration into these ((inaudible)) applications. That is the core of the network.

Before I move on to the roadmap, let me make one more point about the platform that's very important for you to understand because it goes to our strength of actually being able to integrate much of the efforts in a record amount of time. And that strength comes from a laddered approach with respect to integration from a ((inaudible)) perspective. Not everybody has to move up to that laddered approach at the top, in order to be able to play, as far as the ecosystem of the solution with the platform and the network.

But there is a minimum that everybody has to achieve and that's really the biggest part of your e-commerce services network and we have pioneered open standards around ((inaudible)) follow the ((inaudible)) that might be emerging, here, to really enable us and our trading partners to play on that platform.

For applications that want to export some of their space into the business processing integrator, right? That's the next level of integration that some of them will do, but not all of them will do. And then we move them up, further, to foundation application services like directory services, user services, security services, what have you, and then, all the way up to what I refer to, in here, as Ariba application framework like the buyer application is up on that level.

So for each partner, and for each potential acquisition and merger, what we do is to make an assessment of where strategic do we need to put that application as part of the solutions, in order to raise the benefits of ((inaudible)) market and the other benefits of -- for value team management of business processes.

So very flexible infrastructure that allows us, really, to very quickly integrate at the appropriate level, the application services that we need to deliver into the market.

So with this, let me move on to the roadmap. And again, I would keep this very, very short, this morning. But I'm going to talk a little bit about the applications, and then the platform, and then the network.

From right to left, here, I'm going to talk about four types of applications. One is the bucket of Ariba Buyer and Marketplace. The second one is around Ariba sourcing. The third one is about (Add to Anywhere) and Buyer. And the fourth one is really about ((inaudible)) effort.

So the strategy around Buyer and Marketplace is really to take advantage of the platform, the network in a bigger way. We have started that in a big way for Version 6.0 and exchanged that for Version 7.0 of Buyer with ((inaudible)) of the roll-out ((inaudible)) for Buyer 8.0 and it's going to be staged with limited deployment, first, and then rolling it out through partnerships for full deployment towards the end of the year.

And we would focus on things like direct criterias that will play a big role and a really big advantage of the added capabilities that we have, now, with Agile and other partners. And we'll also go into things like invoicing and reconciliation, et cetera.

The Marketplace product is convenient on a different pace. It's actually on the half-year release cycle, and the next ((inaudible)) that's going to come in Q3 of this year. And again, it's going to focus on added integration points that we will be able to take advantage of right now and really enhancing the commerce processes that are important as -- to support the value team processes that we talked about this morning in previous presentations.

The (Marketplace Network) edition is in release 6.X, 6.1, very, very shortly. And it's tied to the release schedule of the Ariba Commerce Business Network because it is, like its name implies, really delivered as part of the network as an extension of the network from a technical standpoint. And so we continue innovating around that product, almost like on a quarterly cycle and I mentioned a few of bullet items that ((inaudible)) expects over the next couple of releases to really materialize as part of that product effort.

The high-level strategy around sourcing is that we're combining the best of ((inaudible)) in Ariba sourcing in the next major release ((inaudible)) in Ariba sourcing. That will address, not only a combination of installable software and running it as a service, but it also will provide ((inaudible)) negotiations ((inaudible)) negotiations in all the more advanced types of functionalities that we ((inaudible)) very ((inaudible)) into the ((inaudible)) integration over time. And I will come back to that in a second. Again, that will happen in Q3 of this year.

Let us briefly touch on the ((inaudible)) integration and what we have identified three phases of that for integration. And the very good news is, of course, that Phase I has already been executed and it's operational and it's in production. And that's really integration between ((inaudible)) Buyer and (Add to Anywhere) into Ariba sourcing.

The next step, ((inaudible)) extend that into the combined sourcing product that I just talked about in Q3, really take advantage of all the capabilities that dynamics trade and Ariba sourcing brings it to the table and enhancing that with the ((inaudible)) base of products ((inaudible)) that ((inaudible)) brings.

And the third piece is -- of integration is going to integrate that with Buyer 8.0 on ((inaudible)) and really get that collaboration all the way from the ((inaudible)) Buyer, as (Anywhere) products into sourcing, into Buyer, back into the network and out to the supplier.

The last piece of the application roadmap is the collaborative development piece. And what we're doing there is really executing on the strategy that Keith, I think, mentioned this morning, and that's listening to our customer, very carefully, for what they need and we do have a prototype up and running, right now, that really plays in that space. And we're in the process of formulating the go-to-market strategy for that. And you will see us really having a production product in that space, as well, of this year.

With that, let me move on to the last two points that I want to make before we go into the demo. And that's really the platform. For the platform is not something new we have done, but it's -- we've actually delivered some (Platform) version 1.0, bundled up as part of Buyer 7.0. But we've done a lot of preparatory work to really make sure that from a (cyclical) standpoint, from an enhancement standpoint, from a development standpoint, they're not bundled up. They're independent development efforts, right now. And what we're doing is extending those efforts to really take advantage of actually partitioning the platform that provides the capabilities for that ((inaudible)) these -- of these value chains of solutions that Jon Corshen mentioned to you.

So the Platform 2.0 is going to go out this summer and there will be -- and that's going to be the basis for ((inaudible)) products efforts at Ariba. We're going to extend the EAI infrastructure. We're going to extend the visibility ((inaudible)) really focus on J-to-E, (ecoscience), things of that nature. Those are all part of the enhancement to the platform in the very near future.

The last point that I want to make, around the roadmap is around the network and that commences before -- the networks does not have release numbers. It's been ((inaudible)) that trading partners take advantage of it on an ongoing basis as we enhance the type of transactions that go through that, as we enhance the ((inaudible)), et cetera. And right now, we're very focused in extending the transaction abilities which is the foundation for really playing in those ((inaudible)) processes that we talked about from that standpoint and in other standpoints, as well.

So we see making enhancements in directory services, expansions on the network's program that allows our partners to really hook up to the network. Right? And more robustness and scaleability on the commerce service in the ((inaudible)), as well. From a commerce integration standpoint, we focus on e-integration for our enterprise customers, as opposed to shallow integrations in tens of thousands of commerce services. That's what our customers need. That's what they demand and that's what gets them, really, the benefit of an integrated solution, as well.

So with that, I want to conclude with one, main thought. And that's really the execution thought. So we talked a lot about strategy and I want to conclude my presentation with, really, reminding you that we have been in this space for four-and-a-half years. We have a development team of, like I said, over 560 people. We have developed business processes, flexible ones in that timeframe. We're going to extend that. We leveraged the know-how that we have from using interfaces on deep and broad integrations, into the European space, into the ((inaudible)) spaces, into the backend space and we continue leveraging the value that we have ((inaudible)) with the network.

With this, let me conclude and thank you for participating, here, and introduce (Craig Sedereti), our (CPO), who is going to walk us through the demo.

(Craig)?

(Craig Sedereti): All right. Do we have a mike? Good morning.

Good morning. While there is still a little bit of construction is taking place, I'm going to have to ask for a moment of your indulgence.

There are few times in a person's life where they really have an opportunity to fulfill a childhood dream. And tonight, or today, rather, here, in Radio City Music Hall, on this stage, in front of a sold-out audience, I think I have such an opportunity. You see, my wife and I were expecting our first child, our baby daughter in less than two months. And while I think it's going to go OK, for maybe the first 13 years, or so, I'm think after that period, she may stop thinking her dad is all that cool.

What I'd like to do, here, because we have cameras, photographic evidence is, I'd like, with your help, to give her evidence to the contrary when that time may come. And so for that, I'd like to fulfill that childhood dream, now, and just play a little song for you. Now, I'm going to return back to my childhood where -- I guess that was the '70s and -- thank you -- and play a little bit of classic rock.

All right, no crowd surfing. Oh, my gosh, with all that commotion, I lost my microphone.

OK. Well, I thank you for helping me fulfill that particular childhood dream. I actually had some other dreams, growing up and that was actually to build something that could make a difference. And actually, going to work in the contest of the Internet coming of age and working at a company founded from our first line of code to take advantage of the opportunities, collaborative opportunities of the Internet, has given me that opportunity.

In fact, what we build in the last four-and-a-half years, from a walk-up user interface, to deep and flexible enterprise integration, to flexible and powerful business rules and to a scaleable commerce network, are relevant to all of the value chain processes, as they were, to the very first processes we took on. That's because the Internet is ultimately a communications medium. The killer app of the Internet is not going to be another module added on to an ERP. It's not going to be another optimization algorithm added to a supply chain planning system. It is a collaborative commerce system and that's what I'd like to illustrate for you today.

The way I'm going to do this in the demo is take you through the cave of a fictional company, SwitchCo. Now, SwitchCo, in the past, had a typical linear traditional supply chain. The results were typical, as well. Flow cycles in developing products, missed windows of innovation. As a result, their CEO made a fairly, now, typical mandate, show improvement in (time-to-time) volume, increase the agility of development organization, react faster to change and ultimately show a 10-percent advantage in earnings per share.

How do they do this? Through a value chain information. The Internet technologies, network focus, Internet centric, interactive and real time, interact with all of their partners in achieving goals. SwitchCo, I'm going to take you though the ecosystem, now, is maker of network switches. As part of their value chain, they deal with strategic partners, such as Liquid Metal, a custom metal fabrication. We're going to introduce you to each of these companies.

SwitchCo also outsources their manufacturing to (Contract Manufacturing, Inc.). (Contract Manufacturing, Incorporated) in turn, goes to second-tier suppliers where they do all of their sourcing and supply components. And finally, (Contract Management, Inc.), or, Contract

Management. I'm sorry. Or, (Contract Manufacturing, Incorporated) -- I can read it, right over there. (Contract Manufacturing, Incorporated also, in cases of spot needs, goes out to public marketplaces such as (E2Open). We're going to take you through a scenario, four-act, detailing all of these interactions.

And it starts with a collaborative product development cycle in Act I, taking that product that was developed, pushing it down to manufacturing in Act II, taking that manufacturing bill of materials, driving it ready for production with sourcing and finally, after the product is in production, taking you through a demand collaboration scenario where we react to change after the product is introduced.

Let's talk, now, about Act I. And in Act I, we're focused, in particular, on SwitchCo and on Liquid Metal, their strategic supplier and how they interact, collaborate during the product development cycle.

So with that, I'd like to bring up, now, our demo team. Come on up, guys. We have Tim, (Ian), (Brian) and (Sundar), all members of the SwitchCo ecosystem.

And we're going to start, first of all, in the marketing department of SwitchCo with Tim Oliver.

Tim, hello.

Tim Oliver: Hi, (Craig).

(Craig Sedereti): Well, Tim, what are you up to, today? It looks like you have something up on your screen.

Tim Oliver: Well, right now, I'm making some final changes to the marketing requirement document for our new optical switch, the Epsilon 4500 which we're really rather excited about.

(Craig Sedereti): OK. What do you have in mind for the 4500? It looks like a big improvement in performance.

Tim Oliver: Absolutely. We're thinking of doubling the performance while keeping the same dimensions of the box and, actually reducing the power by 30 percent. But we're talking to some additional customers and we realized it might be even more dramatic if we actually multiplied performance by 10. So we're going to increase that to 100 and I'm rather confident our company can handle ...

(Craig Sedereti): Easy for marketing to do. So with that MRD, or marketing requirements document in place, you know, how would we physically, in the past, driven that kind of change through your organization?

Tim Oliver: Well, in the past, we had to rely on meetings, phone calls, conference calls, e-mail and just really got increasingly difficult with our outsource operations and the teams distributed, globally.

(Craig Sedereti): Well, what was the effect of that?

Tim Oliver: Well, in the case of our 3500 switch, it was actually quite a disaster. Really, two things happened.
The first thing was because of all of the confusion and delay, we missed our time-to-market by two months. And missing our time-to-market cost us upwards of $40 million.

The second thing was because the document version control wasn't kept structured, some of the marketing changes didn't make it in engineering. We secretly think that, you know, maybe engineering just ignoring marketing, but because of that, we also missed our time-to-volume and that cost us an additional $30 million.

(Craig Sedereti): Wow. OK. Well, how do you do it today?

Tim Oliver: Well, today, it's quite simple. We can log on to our corporate portal, which I'm going to do, now, and through this, we can collaborate with our entire value chain, including all the team members who are working on this project.

(Craig Sedereti): All right. Well, let's take a look. What Tim is doing now is he has access to a personalized corporate portal that is available, not just to him and the workers at his company, but also, their supply chain partners. In turn, he's led to Ariba's (Walk-Up User Interface) where he's given a clear indication of the path he can perform across a wide set of business processes.

Tim Oliver: Yes. This is quite simple to use for us marketing folks. We can see all the different steps that we have to go through. And right now, since we're still in the design step, I'm going to go into this area and take a look at the products that I'm working on.

(Craig Sedereti): Yes. And what Tim sees here, actually, is a personal-type view of projects on which he works and he gets a high-level indication of the project's status, where he is in the cycle. so at a glance, he can see if there's an issue. He can also, then, drill down on whatever projects he wants to work on and, in this case, I guess it's the Epsilon 4500 switch.

Tim Oliver: Yes. I can see, through these phases, that we're doing quite well on the new corporate collateral, but the Epsilon 4500, we're in an early stage. Like I said, it's absolutely critical that we hit the time-to-market. So we really need to get going on this project.

(Craig Sedereti): OK. Well, Tim is, now, going to jump into that secure project collaboration area. And here, he has access to a number of vaults and collaboration notebooks. No view, as we'll see later, is actually distinct and unique to him, based on his role in the company and authority. He has access to marketing materials schedules requirements and so forth. And I guess, in this case, we're going to drill down and add that requirement document.

Tim Oliver: Yes, (Craig). This is quite helpful to me. I don't have to wade through all that technical stuff. I can see, right here, immediately, the documents that I need. And I'm going to add these requirements from marketing, so I'm going to schedule requirements and add that document that I was working on earlier.

(Craig Sedereti): Great. What Tim's doing now is he's going to go ahead and in the secure document vault, add a new document, go out to his file system, in this case, a new document. He could be actually versioning copies of existing documents, as well. He's able to type summary or abstract information about the document and is also able to specify a set of key words that are used to enable all members of the project team, and across the company, to easily find the information that's relevant to what they're doing. In this case, it looks like networking-related key words. Now, the document is added to the vault.

Tim Oliver: Yes, the document is out there and I know that the engineering team is going to see this. They can't ignore my recommendations, now. I'll be able to track any changes that they try to slip in.

(Craig Sedereti): Great. Well, thank you, Tim.

With that done, it's time to turn, now, to the engineering department. In this case, I want to introduce Professor (Sundar Rogavan), Chief Engineer with SwitchCo. (Sundar), welcome.

(Sundar Rogavan): Thank you. Great thanks for the promotion from what I am to professor.

(Craig Sedereti): You bet. Well, why don't you tell us a little bit about your role as at SwitchCo and where you fit in this process.

(Sundar Rogavan): Sure. I live in Toronto. My primary job, in the past, is to mostly ignore marketing requirements and do whatever I please.

(Craig Sedereti): Sounds typical as an engineer.

(Sundar Rogavan): That's right.

(Craig Sedereti): I'm all for that.

(Sundar Rogavan): And in this case, I've been kidding. Tim has some new requirements that he got from customer so I'm going to take a look at the list of notations I have received in the system.

(Craig Sedereti): Great. And what we see, here, is (Sundar) actually has a unified in-box. All of the business activities immediately ware of anything posted by engineering. In that case, I'd imagine it would cut into your ability to ignore marketing.

(Sundar Rogavan): Well, that's the hard part of this new system. I cannot ignore marketing, anymore. So we'll go ahead and take a look at this new requirements document. Looks like Timwants to -- look at this 10 times the capacity.
Pretty soon, this board is going to look like Manhattan. Ten times new people every year and in the same space. Look at this. Seven-foot space. So we have to increase the capacity by 10-fold.

(Craig Sedereti): Well, that sounds almost intractable. How are you going to do that?

(Sundar Rogavan): I am collaborating with my ((inaudible)). I have been having ongoing discussions and looks like there are a few notifications from Motorola on new ((inaudible)).

(Craig Sedereti): Here, we see the collaborative areas that (Sundar) has access to, not just those having to do with the projects inside his company, but actually across his strategic supply base so he gets information right away from Motorola.

(Sundar Rogavan): Let's go and take a look at ((inaudible)) roadmap from Motorola. Motorola really came through this time. Look at the specifications. It's 10 times more ((inaudible)) than previous chip and ...

(Craig Sedereti): That's quite a coincidence.

(Sundar Rogavan): That's right. And they're also available in assorted size, but look at this heating characteristic.
This chip looks hotter than hell, so we ...

(Craig Sedereti): That's hot.

(Sundar Rogavan): We have to fix the design. We have to fix the design on the chassis to make it work for us.

(Craig Sedereti): OK. Well, with that, (Sundar) has actually viewed the requirements from marketing and actually located strategic new parts. But as a result of incorporating the part, he's going to have to make other design changes to the chassis and fan, and so forth.

(Sundar Rogavan): That's right. So what I'm going to do, now, is to get into the Epsilon 4500 project where some of my chassis designs from previous projects are available to me so I can go ahead and ask for some new innovations on the chassis design.

(Craig Sedereti): What you've noticed here is (Sundar), in the same project as Tim was,but has access to different areas because of his security end role.

(Sundar Rogavan): So let me drill down into the vault and here is my CAD diagram. Let me open it up.

(Craig Sedereti): OK. Here we're seeing (Sundar) actually take advantage of a 3-D viewer that, no matter what CAD system he, or his trading partners are using, they all can look at thenformation.

(Sundar Rogavan): So here is the chassis diagram. So what I'm going to do is ask my supplier -- send them the diagram and then ask them to do innovations.

(Craig Sedereti): Great. Let's go ahead and do that. What you see, here, is (Sundar) being led, step-by-step process.
We're taking shared collaboration to the next level by bringing on topof that cross-company workflow, where he take a document in the repository and sends it around to his trading partners to ask for their design advice.
We see, also, that, based on his company business rules and the details of who he's trading with, he has a structured workflow that will guide this process.

(Sundar Rogavan): That's right, (Craig). Any time a supplier makes any innovations, we have ((inaudible)) processing our company, I need to approve it and frequently needs to go to my CAD department. ((inaudible)).

(Sundar Rogavan): So I'm going to go ahead and this approval template looks good. So I'm going to go ahead and say, next, and submit the diagram.

(Craig Sedereti): Great. And now, (Sundar) has the opportunity to go ahead and view the status. This isn't just sending off an e-mail into the ether, perhaps never to return. He has complete ability to practice as it goes underway. And as we see, next up, active on approving this, is Liquid Metal, his valued supplier.

So what I'd like to do, now, is turn our attention to Liquid Metal and, now, (Brian).

(Brian): Hi. How are you doing?

(Craig Sedereti): Good. Why don't you tell us a little bit about Liquid Metal and how you deal with SwitchCo.

(Brian): Well, we're not only a partner with SwitchCo, but we're also a supplier.

(Craig Sedereti): And in your process with SwitchCo, how do you normally deal with that partnership?
How did you do it in the past?

(Brian): We do a lot of design modifications and product enhancements to, not only existing product lines, but on future projects, as well.

(Craig Sedereti): And then, how does that collaboration work, in the past and present?

(Brian): Well, in the past, it was really labor intensive. You know, the mail, items would get lost, or we would get faxes.
Sometimes we weren't able to read them.They'd just get lost in theprocess,which would actually delay process.

(Craig Sedereti): And that has to be costly for both, you and SwitchCo?

(Brian): Yes.

(Craig Sedereti): Well, I guess, now, in the future, you have access, here, to SwitchCo's corporate portal and we see that, even though he's not a member of SwitchCo, he can access, here. And, again, get controlled access to the data he needs to most effectively collaborate. He also has access, here, to that in-box and we can see in action, if we can move in here in his in-box. He sees that action coming from (Sundar) and request.

(Brian): Right. I've got a new design request in here for panel ventilation. So I'm going to drill down into that and see, exactly, what the details are on that.

(Craig Sedereti): OK. And as we see, he gets the details that (Sundar) typed in, in terms of about the product. He also has access to the same, exact CAD data in that same, open viewer so that he doesn't need the same CAD system as (Sundar), in order to collaborate and get good, high-resolution data. What he's able to do, now, is view exactly, avoiding any kind of misunderstanding about what needs to be done. He can view exactly the right data. He also has the opportunity to mark this up so he can vary exactly specified, the changes he wants made. In this case, it's adding, actually, some ventilation, new ventilation to this product and he's able to specify exactly what he'd like to see done to this product.

(Brian): Right. What I'm going to do, here, is suggest, or recommend that they add a new vent to the rear panel in the center section.

(Craig Sedereti): OK. Well, that looks good. Let's do a little gratuitous rotation. You always got to do that so that's some supplier value add. OK. And with those mark ups set, he can nowsave the mark ups and those are saved as a version onto his repository, on the (Sundar) repository and are part of that product change request that's moving around through the workflow so (Sundar) can have access to those exact set of mark ups.

(Brian): Right. Now, I'm going to just save those changes and respond back to (Sundar) with the mark up that I just completed.

(Craig Sedereti): Great. So, he goes ahead and enters in a final comment. And on (Sundar's) side, we see when this data is entered the (Sundar) status is automatically updated to reflecthe change. In this case, we see that liquid metal has approved it. This immediate notification of change keeps (Sundar) in sync and lowers those cycle times on design.

(Brian): It's like that guy was noticing all the changes he was making. So, I'm pretty happy with those changes.
I'm going to go ahead and approve it and send it to my CAD in purchasing department.

(Craig Sedereti): Great. And with that, (Sundar) has approved the change. It's rolling off to the CAD department. They're on the workflow. They can deal with it and check the updated iagrams into the repository for everyone to use.

So, what I'd like to do is wrap up what we've seen here in act one. We've seen a rapid cycle, from becoming aware of information from a value partner, in this case Motorola, interacting to the changes brought around by that product with a supplier, and getting that supplier value add early. Now, 80 percent of a product's cost typically is baked in right during that design phase. So, that is your window of opportunity to deal with the largest bit of cost. By dealing with the suppliers quickly, he can meet his market window and get in those changes early. We've seen how the secure workspace, the collaboration in workflow templates, allow leveraging the supplier, rapid innovation and design reuse from one version of the switch to the next.

What we're going to cover in act two is now taking this design collaboration down to the next level toward production, and that involves SwitchCo interacting with Contract Manufacturing Incorporated to drive down the detailed product change. So, with that, let's begin act two and head back to (Sundar).

So, (Sundar), we're back in your project area and I noticed you have here access to one of the most important objects in your project, the detail bill of materials.

(Sundar Rogavan): That's right, (Craig). Here is our (enter) bill of materials. This year, we have decided to outsource a lot of the manufacturing operations to a contract manufacturing, CMI. And I need to advise them of the changes that we need to make. Essentially, there are three changes I need to make. The first one is I need to change the chip.

(Craig Sedereti): Great. Well, let's drill in. We see here (Sundar) has full graphical access to the complete product
DNA, all the data about the product. In this case, he can go ahead andadd a new part. Now, in building a bill of materials he can leverage part definitions across any product he's building. In this case, he has a new part, of course the one from Motorola. He can go specify that and add that to the repository.

(Sundar Rogavan): That's right, (Craig). So, I have added this new part that didn't exist in the system and that tools allows me to see visually all the changes that I have made to my bill of material, in this case adding a new chip.

The next thing I need to do is actually open up the (task) diagram and advise my manufacturer that the diagram has been updated.

(Craig Sedereti): Great. Here what (Sundar) is doing is jumping into another part. Now, this is not your legacy ERP bill of materialswith its all capital, 30 character, truncated definition of arts. This is a rich, multimedia bill of materials including the attachment, diagrams, product specifications, documentations, everything necessary to build, manufacture and support this product. In this case, (Sundar) has gone ahead and leveraged his design repository to update the document from the CAD team and attach that to his bill of materials.

(Sundar Rogavan): That's right. So, now that I have added a new diagram, the system shows me that this particular case, what's been updated, is the diagram. And the third thing -- third final thing that I need to do is I remember hearing a lot of field reports about the fans not being very effective. So, I need to go ahead and substitute the existing fan with a newer fan.

(Craig Sedereti): Right. So, having incorporated the new faster chip, he has to deal with the heat, and that's partly adding the new vents to the chassis and partly adding this new higher capacity fan.

(Sundar Rogavan): That's right. This time we are going with 150 cycles per minute type of a fan. So, I'm going to go ahead and say "OK" to that. And then what I need to do is to actually send it into a bill of materials to my manufacturer.

(Craig Sedereti): Right. And with this, (Sundar) takes those carefully audited changes and now he can send them through a controlled workflow process inside and outside his enterprise before applying them to the production bill materials.
In this case, again, he's led through a step-by-step process where he can specify, for instance, if this is an engineering change order and then also specify all of the data associated with this engineering change.
He's given visibility onto the exact set of changes he's proposing and then, of course, he gets visibility into the approval flow, again based on his business rules.

(Sundar Rogavan): Right. This is the (standard) of approvals for making product changes. So, I'm going to go ahead and submit this change to my contract manufacturer and wait to hear from them in terms of approvals.

(Craig Sedereti): OK. So, now that we've gone ahead and made that change to that product DNA, to the bill of materials, in this case an important person to review it is the contract manufacturer. And so, we're going to turn now to Ian at Contract Manufacturing Incorporated.

Ian Morton: (Craig), how are you?

(Craig Sedereti): I'm all right. Why don't you tell us a little bit about your business and how you relate to
SwitchCo's value chain?

Ian Morton: Sure, will do. I am actually the associate junior purchasing manager for the SwitchCo account and for there as well. But basically what we do is we're a contract manufacturer. We're a partner -- tight partner of SwitchCo's and we help them with some design suggestion.
But basically, we do their manufacturing for them and let them focus on design and distribution.

(Craig Sedereti): Well, I have to imagine that's complicated because every time they make a change to the product you, as the contract manufacturer, have to be completely in the loop with what's going on.

Ian Morton: Sure is, (Craig). In fact, I've got manufacturing facilities all around the world. I'm based in Singapore. I spend a lot of my time on planes. But used to be a paper-based process and now we've automated much of it.

(Craig Sedereti): So, how does it work today?

Ian Morton: Well, it's significantly easier. I use the online system now. And most of the processes are automated. We actually had a lot of problems with the old 3500 series. I used to be the purchasing manager.

(Craig Sedereti): Really? What happened on the 3500?

Ian Morton: Well, we couldn't come through with some of the changes they wanted and, in fact, missed on some of the deliveries. Almost cost me my job.

(Craig Sedereti): Wow. So, I guess that demotion (to junior row). But here's an opportunity today ...

Ian Morton: Thanks, (Craig).

(Craig Sedereti): ... to really take it to the next level and prove with the right tools you can be effective. So, what Ian's doing now is he can drill in again to his notification inbox and see that he has a change that (Sundar) has requested.

Ian Morton: Yeah. It looks like my buddy, (Sundar), has asked me to make a change to the chip and chassis. I go to my inbox and get notified of the change. I'm going to jump in here and see what he wants me to do.

(Craig Sedereti): Yeah. So what Ian's able to see here is the basic overview on the chip change. He can also jump in and see detailed information about the affected items, again taking advantage of that graphical red line.

Ian Morton: So, what (Sundar) has asked me to do is improve the heat dissipation and also make a change to the chip. What I'm going to do here is jump right into the fan. It looks like he's upgraded. I'm going to see what he wants me to do here.

(Craig Sedereti): OK. And here, Ian gets information on that part. You can also jump in and take a look at the recommended manufacturer that's associated with supplying that part.

Ian Morton: So, this is what I view as one of my key value adds. The (helair) fan we've actually had a ton of problems with, and typically they tend to be kind of expensive. So, I've been working with Smith Air a lot recently. Cheaper fan, but also a lot better quality. So, I'm going to suggest that (Sundar) add that as the preferred manufacturer.

(Craig Sedereti): Great. Well, let's go ahead and do that. This is an example of key supplier leverage early in the process. He -- the outsource manufacturer, rather than at the end when it's too late to makea change or a change would result in a delay of the product, can spot the problem early and make a recommendation that will both reduce costs and improve product quality.

Ian Morton: So, you can see here now, (Craig), that I have added the preferred manufacturer. You can see by the manufacturing highlight on the red line that it's been changed on the (bomb). And obviously, this is the same (bomb) that (Sundar's) working off, so he'll get that change updated right away.

(Craig Sedereti): All right. Well, with that, let's go ahead and send this through the approval flow. Based on the business rules you saw earlier, now that he's made that change, it's going to go back to (Sundar). Now, his ability to even make changes to the bill of materials is completely secured through a set of access controls. It turns out as a tight contract manufacturer. He has certain kinds of changes that he's allowed to make to that parts of bill of materials. Other suppliers simply can view the bill of materials but not propose edits.

All right, with this change on its way, let's turn back to (Sundar) to continue the process.

(Sundar Rogavan): That's right, (Craig). So, now that the bill of material has been updated, my job is now to turn this into your blanket order. And to do that, I need a fully cost of bill of materials, including the cost for each line item. So, I'm going to go ahead and create an RFQ, requesting CMI to submit a fully costed (bomb).

(Craig Sedereti): OK. Let's go ahead and do that. So, here (Sundar) is able to create a single supplier RFQ.
Here, he specified exactly the production period, in this case six months over which he wants deliveries on this product, his expected volumes over that period, and that goes to a workflow, ultimately back to
Contract Manufacturing Incorporated where they are able to cost out the (bomb), as we'll see later, and respond and ultimately have (Sundar) create a blanket order.

(Sundar Rogavan): Now that I have submitted the RFQ I am going to go ahead and wait for Ian to submit me a fully costed (bomb).

(Craig Sedereti): OK. And with that, let's summarize what we've been doing up to this point.

We've seen a production change and we've seen how that production change to the bill of materials is now moved through the approval process with the contract manufacturer and finally, now that we have everything ready in place to build, how we can create a RFQ to initiate the production process. We've seen how we take advantage of a rich bill of materials, how we, through change tracking and workflow, we control the process, and ultimately we reduce the cycle time.

In fact, with customer after customer, whether it's Nokia or Hewlett-Packard or any of the others, they've seen a typical reduction from two to three weeks in this change order process down to two days. And that ultimately allows them to be extremely nimble and reacting to market change.

Now, in act three we're going to take this product that's now fully specified -- we know what we want to build -- and go out through the critical sourcing process where we identify the suppliers who can provide all the components necessary to build that. With that, we're going to go to CMI, the manufacturer who will do that sourcing, and see how they interact with their suppliers in that process.

So, let's get moving into act three. And in this case, we're going to return to Ian at CMI.

Ian Morton: Hey, (Craig), how are you?

(Craig Sedereti): I'm all right.

Ian Morton: Great. I've got an action in my inbox here, so I'm going to go ahead and check that. Looks like it's a request from (Sundar) for a fully costed (bomb). I knew this was coming. In fact, it's great news for me. It usually turns into a good business order.

(Craig Sedereti): Great. Well, let's take a look at it. And here, what Ian's able to see actually is the time period specified, the quantity, all the data he needs to know, how he could go initiate a sourcing event.

Ian Morton: So, in order to get that fully costed (bomb), I'm actually going to go and need to get quotes on all the items.
So, I'm going to return to my bill of materials. I spend a lot of my time here. And, in fact, having this bill of materials be shared with (Sundar) is one of the great savings that we have over the old process. We used to get
Excel spreadsheets sent back and forth and we'd have to match them up. And this obviously makes it a lot easier.

(Craig Sedereti): Well, here we exactly see the process or the capability that Jon Corshen referred to earlier. The bill of materials turns out to be a foundational piece across a wide set of business processes, not just the change order process but also as we see now a key factor in the sourcing process.

Ian Morton: So, what I've done is select all the items on my (bomb), including these subcategories and I've selected them all and I'm going to send them out for sourcing.

(Craig Sedereti): OK. Let's go ahead and do that. Once again, he's going to be led through a step-by-step process through Ariba's lockup user interface. In this case, the process is going to appear deceptively simple, but you ought to be aware of what's actually going on. We have a product here that consists of hundreds of parts that are going to need to be supplied by hundreds of different suppliers.

Take any individual part in that bill of materials and a different subset of this overall supply base is capable of fulfilling it. In order for him to source this product, he's going to have to go ahead and send out RFQs, assemble bids and openly make choices across hundreds of suppliers each receiving a distinct RFQ. And we're going to do this all in front of you right now.

Ian Morton: So, I filled out the header screen, (Craig), and then what I do is fill out some included info that I'm going to need to get from each of the suppliers.

(Craig Sedereti): And here, you notice he's actually specify a (send) on the spec sheet. Those are things that were in the design repository, ultimately ended up in the bill of materials. Now all those drawings, all the instructions, those can go right into the sourcing process.

He's also able to request certain information back during the bidding process that can them be rolled up, as we'll see soon, to help him analyze the bids he's receiving.

Ian Morton: So, it looks like I'm ready to go here, and I'll just move on. The next thing it's going to do for me is it actually goes through and screens out all the parts that I've already got contracts for. So, you can see here the majority of the parts are already under contract. My team has been doing their work. Well, what used to be my team has been doing their work, and they've actually come through. I'm going to source those under existing contracts and take advantage of what they've been working on.

(Craig Sedereti): Yeah. And what we're seeing here is how we leverage the processes. We do repeated sourcing events. All of the contracts we've accumulated over time can be taken advantage of during this bidding run to avoid bludgeoning your suppliers with repeated requests for things they've already responded to in the past.

Ian Morton: The next thing I'm going to do, (Craig), is obviously for the items I don't have contracts for. I'm going to go on the Ariba Commerce Services Network and I'm going to search for new suppliers. I want to use my preferred suppliers, but also I'm going to add my approved suppliers.

(Craig Sedereti): OK. And so, what we've seen here is him taking advantage of his approved vendor list, his approved and preferred designations. He can also go ahead and use SmartMatch to allow his system to reach out to suppliers registered on the Ariba Commerce Services Network, match profiles with what he's looking for and identify additional suppliers outside of his approved vendor list that might be interested in this.

Finally, he can go in and actually select the bidding mechanism. Now, in the past, this was typically done with a single round CO bid, send out a fax to someone, ask them to fax you back their bid, and you weren't able to drive competitive behavior as well with that. Here, he's actually specifying on a reverse auction. And he can specify information disclosure rules that allow suppliers to see certain things about each other, but not necessarily each other's identity, and drive greater competitive behavior in their bidding.

Ian Morton: Yeah. This is a process that used to take just a ton of time, (Craig). And, in fact, what I'm doing now with the reverse auction is allowing them to see each other's bids, get to me the best price, but also hides the identity so that -- provides me an anonymous solution.

(Craig Sedereti): OK, great. Well, let's go ahead and jump into the summary. And then as we move into the roll up and the bill of materials view we'll see how in building this network switch we've identified for each of these parts which ones are covered under contract and have an existing supplier as well as which ones we have a particular set of suppliers identified.

Ian Morton: Yeah. And actually, you see most of the items have come back and, for the contract items, it's already identified the supplier. And for the ones that I'm sending out for bid, it selected suppliers for those based on the parameters I set in the SmartMatch.

(Craig Sedereti): OK. And at this point Ian has the opportunity to drill in and make any changes on a per part basis to what he's doing. Are there any of those you'd like to make today?

Ian Morton: Yeah. This chassis I've actually heard of a supplier down in Mexico that's been really aggressive with their pricing. We're not so sure about the quality, but if the price is good enough and I can get it by (Sundar), maybe I'd do that.

(Craig Sedereti): OK.

Ian Morton: The problem is obviously it's more important than just price. And so, I'm going to go ahead and search for that supplier now.

(Craig Sedereti): All right. So, he can go ahead and make a search of the vendor list, add an additional supplier. He also has the flexibility at this point to change the bidding mechanism on a per part basis. In this case, he's going to switch from reverse auction into a negotiation.

Ian Morton: So, what this does for me, (Craig), is allows me to have an online negotiation with the suppliers that I've selected. As you can see, I've weighted the attributes differently, price being important but obviously not the only thing I'm going to search for. So, I'm going to go ahead and customize these to what I want for this bidding event.

(Craig Sedereti): Great. What you're seeing here is something that's very unique to Ariba, which is the combination of advanced negotiation, multi-attribute negotiation into the sourcing process. We've taken advantage of a template that he maintains for his part that identifies the attributes he cares about and how important they are to him in scoring. He can then indicate to suppliers what his desired values are for these, specify which ones are negotiable and non-negotiable and then have them counter bid.

Ian Morton: So, what I've done is indicate my preferences. The only thing here that is really absolutely non-negotiable,
(Craig), is the type of steel. So, I'm going to go ahead and specify the type of steel. And you see I've also set that as non-negotiable. The rest of the items here will allow my bidders to see my preferences and then I'll be able to weight them based on how they come back.

(Craig Sedereti): Great. Well, let's go ahead and apply that change and we'll see how this allows bidding not just on price but on these multiple attributes. It looks like your change is in place and we're ready to go ahead and launch this sourcing event.

Now what's happened here, you see, is actually 178 suppliers were identified as targets of RFQs for some subset of these parts. They've all now been sent notifications that they have something to bid on and they can come into the system, as we'll see, and in the structure way go ahead and make those bids on those parts. And we're going to take you now to one such supplier. We're going back to our friend at Liquid Metal, (Brian). (Brian), welcome.

(Brian): Hi, (Craig). It looks like I've got a new message in my inbox, so I'm going to go in there and check out to see what somebody sent me.

(Craig Sedereti): All right. Looks like an invitation to bid on the 4500.

(Brian): Right. It looks like I've got an RFQ here. So, I'm going to get some more information on that. Wow, 500 units. That's going to be a good get. So, I'm going to have to be really competitive on this one.

(Craig Sedereti): All right. And here we can see (Brian) is able to drill in and see the subset of the parts, which he was designated as a potential bidder. That includes the chassis and the heat shield.

(Brian): Right. I've got the heat shield of the chassis. And I remember doing some design work on that previously, so I'm going to drill down and check out and see what the -- they've included the drawing also. That's great. So, I can go in here and see if they took my recommendation on adding that vent.

(Craig Sedereti): Once again, we're going to see the value of taking that data, that design data, and carrying it all the way through the sourcing process where the changes made by the CAD team are available to the supplier.

(Brian): Right. And they did take my recommendation. I've got the vent in the center there. So, I've -- I'm really familiar with this work. I want to be really competitive on the bidding in this.

(Craig Sedereti): And here, we see how we can look at the competing bids that have been made to date on this part. In fact, got into his bidding decision.

(Brian): Right. Somebody actually came in with a bid of $4.27, and that's pretty low. But I can probably be competitive, but maybe not that low, but I can be competitive in other areas.

(Craig Sedereti): OK. And here, he gets a clear indication of exactly on a parameter by parameter basis for this bid what, in addition to price, is of interest to his customer. In this case, he's able to fill out the thickness. He's able to produce the metal, the cut type and how often he can do deliveries.

(Brian): Right. And I noticed there's a couple of pieces here where I can select a laser cut because I know my competitors really can't do a lot of laser cutting. And also, the weekly delivery. A lot of them can't compete on a weekly delivery. So, that should be a good differentiator for me.

(Craig Sedereti): Great. Well, let's go ahead and wrap up making this bid. So, we're seeing here he's bidding not just on price but on a variety of attributes. In fact, we'll also see how it's possible for this to take place in multiple rounds where we can -- his customer, rather, can actually message back with suggested changes to his bid. And this is a multi-round structured negotiation.

(Brian): Right. And here's my bid. I'm going to go ahead and submit this over and see if I can't get money in the bank.

(Craig Sedereti): OK. Well, let's send that one on its way. So, the notification's gone ahead and been sent back to Ian's system where it's all rolled up. Of course, a lot of other bidding has been taking place while this was underway. Let's go back to Ian and take a look.

Ian Morton: Yeah. You can see here, (Craig), most of these items have come back with the prices on them. This is a process, obviously again, that used to take me a ton of time. And it's actually one my suppliers love. Each supplier really only gets to bid on the line items that they're interested in and then it automatically aggregates those bids across the multiple line items on the phone.

(Craig Sedereti): OK. Well, it looks like you have one item that's still not settled.

Ian Morton: Yeah. This is the chassis that I need to negotiate on. You can see the bids came in at a range from $4.27 from my cheap Mexican supplier all the way up to $8.11. So, $8.11 is obviously out of bounds. The score, based on the attributes that I had set, comes back and says the two I should negotiate with, or suggest the two I should negotiate with, are the Mexican supplier and Liquid Metal. So, I'm going to go ahead and negotiate with those two.

(Craig Sedereti): So, here we can drill down and see the particular bids of each of the suppliers. He has the opportunity to counter their bid with a particular response, or he can go ahead and just accept the offer of one of them and end the negotiation at this point.

Ian Morton: Yeah. As I look through it, (Brian) over it Liquid Metals giving me laser cutting, he's also giving me weekly deliveries, which is something obviously that I can use to reduce total inventory in my value chain. So, what I'm going to do is compare that to the bid I got from the Mexican supplier, which obviously is not only a C and C cut but a monthly delivery. So, even though it's a little bit cheaper, for this one obviously a key customer like
(Sundar) I'm going to choose to go with the Liquid Metal bid.

(Craig Sedereti): All right. Well, let's go ahead and make that change. He can accept the offer and head back and now see the total computed view of his bill of materials across the entire product.

Ian Morton: So, as you can see here, (Craig), it came back at $1,059. It looks like I'm in a good spot now to reply to
(Sundar's) request.

(Craig Sedereti): All right. Well, let's go ahead and do that. What he's able to do now, having completed this extensive batch sourcing process -- and I should mention this is a process that Compaq is underway in using. And they expect to save between $50 million and $100 million annually through this kind of more effective sourcing on their production goods.

Ian Morton: So, I can see here the review of the terms and I'm going to go ahead and respond and let (Sundar) know. We do cost plus pricing, so I'm going to add in my little margin here and hope he doesn't question it and then go ahead and tell him I'm going to send it to him.

(Craig Sedereti): Right. So, he's able to fill out that RFQ that (Sundar) sent at the end of act two. And now what we're going to see as he wraps it up is how (Sundar) takes that RFQ and closes out the process.

OK. Well, thank you very much, Ian.

So, with that, let's return to (Sundar). (Sundar), it looks like you're near to the finish line in getting this product to market.

(Sundar Rogavan): That's right, (Craig). I remember getting a fully costed (bomb) from Ian. The next step I need to do is to take a look at the fully costed (bomb) and see it in blank purchase order into my (ELP) system, against which he can do production releases. So, I'm going to take a look at the status.

(Craig Sedereti): OK. Did I mention you're a very versatile engineer doing sourcing ...

(Sundar Rogavan): All the hats.

(Craig Sedereti): All the hats. Excellent. That's economic.

(Sundar Rogavan): So, I'm going to go ahead and request for a fully costed (bomb). Here it is. And ($1,200) looks pretty good. He just wants $7 million over the six months. That's fine, so let's go ahead and create a blanket order.

(Craig Sedereti): So here we see how the RFQ actually feeds into the blanket order against which ultimately production releases will be cut. And using Ariba's advanced enterprise integration, this data moves right in to his accounting system as necessary to account for this contract.

(Sundar Rogavan): I'm going to go ahead and wait for Ian to submit deliveries against the blanket order.

(Craig Sedereti): Great. Well, thank you very much, (Sundar).

(Sundar Rogavan): Thanks, (Craig).

(Craig Sedereti): So, lets review what we've done. We're nearing the finish line here. Three acts behind us, one act ahead.
We've seen how we take a product to design, how we drive those changes down into the bill of materials and ready for manufacturing, how we save a lot of money on these sourcing process by conducting a batch Bombay sourcing, and now ultimately we turn that into a blanket purchase order for production goods. What we saw along the way is how we've streamlined the process, how we've brought around competitive bidding and how, in the end, we've reduced product cost.

Now, in our final act, now that this product is in production, presumably in steady state -- we'll see that steady state is not always so steady. In fact, demand cycles can throw your supply chain into a tizzy, and we're going to see how, in fact, through this software we're able to react gracefully to changes in demand and still meet our customer opportunities.

So, with that, we're going to begin act four and return back to Ian at CMI. So, Ian, I hear this 4500 product you got out just a few minutes ago has been a huge smash.

Ian Morton: These things, (Craig), are just flying out the shelves. It looks like SwitchCo really hit the market window on this one. And, in fact, they've just asked me to double the capacity from now onward.

(Craig Sedereti): Well, doubling the capacity that sounds like great news.

Ian Morton: It's good for me, (Craig), in that you're now looking at the senior associate purchasing manager. The only problem is in the past that would've been a nightmare and actually caused us problems on the 3500. What we do now is obviously we had trouble keeping up with demand in the past.

(Craig Sedereti): Yeah.

Ian Morton: What we're now doing is collaborating with our suppliers around the forecast. We're having much better results.

(Craig Sedereti): So, you send out these demand plans, as you understand that there's been some changes in demand. How do you find out if something's maybe gone wrong?

Ian Morton: Well, what we do is we get the demand forecast from SwitchCo and then I share that based on the bill of materials with my suppliers and then I get warnings from the system when the suppliers come back and say that, for some reason, they can't meet that demand.

(Craig Sedereti): Well, it looks on this increase in demand you might actually have an issue.

Ian Morton: Strangely enough, (Craig), I've got message here.

(Craig Sedereti): Well, let's take a look.

Ian Morton: Looks like out in the future, the next couple months, one of my items is going to cause me a problem in meeting the demand for SwitchCo on the switches. The highlighted area actually shows me where the problem's going to be and I can drill down and find out what components are causing that problem.

(Craig Sedereti): All right. Well, let's take a look at that detail. So, here we're seeing how aggregate data is now -- gives him the ability to analyze and drill down and see exactly the component where he has a shortage issue.

Ian Morton: So, it looks like it's that DRAM component. I'm not sure why they're going to be short on that, but it looks like it's only a couple hundred items. Why don't I go ahead anddrill down further into the DRAM.

(Craig Sedereti): And here on a digital part basis, he can take a look at the interactions with the suppliers about this shortage.

Ian Morton: Yeah. It looks like my supplier for this, Toshiba, sent me a quick message. It looks like a temporary shortfall.
Although I'm not happy about that, it looks like I can cover their short term and stay with them long term, and if they've got this new plant coming on board, pretty much just for me.

(Craig Sedereti): OK. Excellent. Well, what we're going to see now is how we take that spot, that temporary window of shortage and actually find alternate suppliers to go ahead and fulfill that demand. We're linking now from the demand planning or collaboration system out into his procurement system where he can look for alternate providers to supply.

Ian Morton: So, the system actually found for me a problem with my supply. I link directly from that system to my buyer desktop and it suggested it's done a search through our buyer desktop and it suggested that I go and look at (Edaopen) as a place to buy the DRAM component.

(Craig Sedereti): Great. And here what we're seeing is how Ariba's buy side the marketplace interoperability allows Ian to a securely link out to a marketplace, which his company is a member, and take advantage of the spot market that's running there.

Ian Morton: So, I've jumped out to the public marketplace (Edaopen). It looks like there's a bid ask exchange going on for
DRAM, as you'd expect for a component. And I'm going to jump in there and find out if I can bid on it.

(Craig Sedereti): OK. Let's take a look.

Ian Morton: It looks like -- I've actually worked with Hyundai in the past, and they're a good supplier. Two hundred dollars a pretty good price. My contract, I think, is for about $195. So, I'm going to go ahead and bid on that item.

(Craig Sedereti): OK. And here we see how (Edaopen) is taken advantage, in production actually for some time now, Ariba's dynamic trade technology in order to have a NASDAQ style bid asked market for these commodity components.
In this case, Ian's able to place a bid. The system will match his demand up against that supply and close the bid.

Ian Morton: Got the items, (Craig). And what I'm going to do now is bring that information back into my buyer system and go ahead and execute the order.

(Craig Sedereti): OK. And this is the other half of the buy side, the marketplace interoperability. It's not enough to go out and execute a transaction in the marketplace. You need to bring that back inside your enterprise so you can track it an account for it. In this case he's able to send it through a workflow.

Ian Morton: So, what I'm going to do is submit the order. I'll be able to track this online and make sure I can report on things at the end of the year.

(Craig Sedereti): Great. Well, thanks, Ian. And with that, Ian has actually detected and dealt with a component shortage that would've otherwise caused him to miss a market opportunity or the market opportunity on behalf of his OEM, SwitchCo.

So, to conclude our scenario, we're going to go back to SwitchCo, who's been monitoring the progress on the shipments on their product. (Sundar).

(Sundar Rogavan): That's right, (Craig). One of the things that we have noted in our business is everybody can track their $10 books they buy online but million dollar (brokers) they have no visibility into where the manufacturing is. So, I'm going to go ahead and take a look at this blanket order that I issued to contract manufacturer and where things are.

(Craig Sedereti): OK. And where (Sundar) is here is all of the different orders that he has visibility on, including a blanket order. When he takes a look in here he can see an aggregation of all of the events associated with that blanket order. Those are, in fact, the releases.

(Sundar Rogavan): It looks like Ian has been coming through pretty well. Every month he has met my production expectation.
The latest one I'm very nervous about is the production spike demand that we asked him to do. So, let's go ahead and take a look at this ...

(Craig Sedereti): Yeah. Well, that's good. What we're seeing here actually is data that's running for the transactions through the Ariba Commerce Service Network aggregated. And (Sundar) can jump out, as he just has here, and take a look on the Commerce Service Network at all the detailed events associated with this order.

(Sundar Rogavan): That's right. It looks like every step of the way Ariba's Commerce Services Network can tell me where the routers are and where the switches are. And I can track this and tell my boss things are on the way along with the book.

(Craig Sedereti): Well, and look at that, it looks like that product has actually been shipped and should be arriving shortly.
That's excellent news.

Yeah? Oh, yeah. That's the top quality service here from our contract manufacturer.

Ian Morton: Like here's those switches from SwitchCo.

(Craig Sedereti): Here's the first two. So, if you can bring in 998 more of these boxes, Ian, we'll be just about wrapped up.

(Sundar Rogavan): Thank you, Ian.

Ian Morton: Thanks, (Sundar).

(Craig Sedereti): All right. So, we've seen an end-to-end process here. And I'd like to wrap up from a design change, product change and collaboration to bill materials, sourcing, reactingto changes during production and ultimately tracking orders and performing order execution, leading to delivery -- on time delivery of product and accessing a market window.

We've seen in this last sequence how (Sundar) was able to get early visibility, have tight coordination and ultimately be especially agile in reacting to market change. Let's review how taking this whole situation into account SwitchCo's CEO's mandate has been met. In fact, not surprisingly, he exceeded it on every measure -- a 40-percent reduction in time to volume, a reduction in product rework costs, lowering of component cost and reduced inventory. This all added up to a 12-percent earnings per share improvement.

So, with that, I hope you have a clear visualization and understanding of how Ariba's combined value chain management solutions can drive value into companies such as SwitchCo.

Thank you very much for all of your time.

Keith Krach: All right. Thanks very much, (Craig) and the demo team. I hope we got some photographs of (Craig) with a guitar because having a 14-year old daughter I know you need photographs to prove that you're a cool guy. So, I think that was a great demonstration.

Now, our next phase of this program is really to have some of our customers come up and talk about their results and talk about this whole area of commerce collaboration, and really in three segments, first from Bristol-Myers Squibb. We're going to talk about sourcing and procurement. Second from (Transora) we'll talk about industry marketplace and then third from Dell we'll talk about manufacturing and the life cycle management.

So, first let me introduce Jack Cooper from Bristol-Myers Squibb. But let me just kind of tell you a little bit of a story. A couple years ago we had him speak at one of our advisory councils. And he actually followed Andersen Consulting, who had kind of been going through an ROI analysis. And Jack was talking about his results working with Ariba, had just kind of entered the program. And one of the things that he told -- he said, "Well, we're a little different than Andersen Consulting in that we actually are customers and we really use what we're talking about." And it put a lot of pressure on Andersen Consulting and they became a customer about three months later. So, Jack, I want to thank you for that.

All right, let's give a warm welcome to Jack Cooper.

Jack Cooper: Keith, I'm delighted to come here this morning and to share with the summit our productivity gains that we've made at Bristol-Myers using Ariba systems and software.

This first slide I put up a couple of reasons. One is now that we're into sales force automation, our sales group, or my new customers, say, "Do you show our products when you go to conference?" So, that's what the products are up there for. It's a little sales slide. No, the reason why I wanted to show this is to kind of set the stage. How does a CIO look at a company, not necessarily how a (man was looking)? And the first is the question we have when we're buying software is what about scaleability. We have 55,000 employees and the systems we're developing for the future we're looking at 100,000 and in some cases even a million. So, when we look at buying software we have to have scaleability.

Secondly, we looked at the fact that we want to be global. We have to be able to operate the software in any corner of the world, anywhere from Singapore to Madrid to all around the world.

And then third, we're a manufacturer that's quite diverse. We make some products that, on the shelf, cost $1, such as Excedrin and Bufferin. Very cyclic. And, in fact, this season if the cold systems are down we're not selling much of that product. All the way to some products where we have patent rights and we have absolutely no competition. There are a large value in that.

So, from my perspective when I look at Bristol, we're looking at a company that must have a lot of scaleability in the software. It has to have global reach and it has to have a lot of flexibility.

Let me talk to you a little bit about our relationship with Ariba. As Keith said, I was at a conference. Gee, it was almost three years ago. And so, we've been a customer three years and we've enjoyed and had a lot of success. Actually, we're continuing on today using Ariba products and we're taking costs out, not only in the direct reduction of our cost but in a lot of our process change.

But the big thing is what we've talked about this morning, and that's turning to the value chain. And that's where we'll use Ariba software to really take on our value chain, starting with our customer, going all the way to the supplier, taking out substantial costs and improving customer service.

Let me get specific and talk exactly what we've done in the last few years at Bristol. Starting in the late '90's, we began what we call our productivity for growth strategy. This is an initiative where we're going to cut cost -- substantial cost -- out of the business and take that money that we saved out of the cost and then reinvest it in the company in new products and advertising and sales promotion. The results today is we've taken $1.75 billion in annual cost down through our productivity initiatives.

We also have doubled sales from $12 billion to $24 billion. The key foundation for those savings have been in our productivity area for in procurement, in procurement sourcing and in financial shared services. When we look at that $1.7 billion, most of it has come from that area. Secondly, in our growth area, we've taken those funds and invested it into research and product research and development and sales force effectiveness.

Let me drill down on this and make it a little more specific, a little more detailed. We've used Ariba Buyer extensively for both direct and indirect property. We use it in a requisitioning. It's on our desktop throughout the United States and we're moving it around the world. We use Electronic Workflow with that, and we saw a nice demonstration of that just a moment ago. I won't even touch -- approach that demonstration because I don't play the guitar. We use Ariba Sourcing and we've gotten in recently to our reverse auctioning. And it has worked extremely well. It has exceeded all of our expectation.

But what I want to do is take your attention to the part of the slide on the right. Let's take a close look at those details. In the contract programming, or in the direct and indirect material, we spend well over $3 billion a year. And since most of you are analysts, I think you can follow the numbers here very quickly. About 10 percent reduction out of scale and other tactics that we use, reverse auctioning, we can achieve. So, you take $3 billion and you take 10 percent out. We now have $300 million in savings laying on the table.

Now, it's our job in technology to provide the tools to get that savings, and that's where Ariba comes into play. What we want to do is take all of our buyers, whether it's a researcher in Wallingford, Connecticut or in Singapore or somebody in the United States and get them off of the habit of picking up the phone and ordering the type of equipment they had that's not under the strategic pricing, that we don't get the 10 percent reduction and get them into buying what we've strategically sourced. Seems simple.

Well, this is the story about honey gets a lot more flies than vinegar. We tried everything we could -- wrote letters, we threatened to cut off fingers if you don't buy from our strategic sourcing. And then we brought Ariba and Ariba was the honey for this particular equation because once we put it on the desktop, once we put it on with interactive and Web-based procurement we immediately drew those in.

Let's do the arithmetic on that. We have $300 million sitting on the table. Prior to Ariba, we had 30 percent compliance. With Ariba, we jump that to 60 to 70 percent compliance, a $100 million saving in literally weeks. We threw out our equations of how to do ROI because they didn't work anymore. And now we look at -- we achieve our goals in less than 12 weeks.

Our next wave is to roll it out globally. We want to take it to South America and Asia and places likes of that. We want to take Buyer and Sourcing both. We also want to get into the collaborative aspects that were just well just demonstrated in both our product development because in a research organization, such as Bristol with research on a collaborative basis outside of our company this will provide a wonderful tool for us, and also in production planning and product development, which we've been very much in a silo basis. We want to make it a much more seamless process throughout the company. And the tools we saw just demonstrated will provide us an excellent way to do that.

When you look at the value of the partnership, first is the comprehensiveness and the scaleability. And I can think back not too many years ago when we were doing systems we thought 5,000 users was a big deal. Now we're looking at 50,000 on our system. We already have 20,000 up on Ariba. And when you look at our suppliers, which can add tens of twenties, we're going to go to 100,000. And then you talk about our customers, we're talking about a million. Ariba provides us that scaleability.

Secondly, we want a strategic direction and vision, one that can match where we are. I want you to just stop and think about our value chain just for a second. It starts with the person reaching into the medicine cabinet and taking out a prescription drug. That's a starting place. Or it's at a shelf at Wal-Mart where they're reaching into taking some of our Bufferin products off. That's the point it starts. And then it moves up line through our distribution channel to our finishing good plants in Puerto Rico, then to our bulk chemical plants in Italy or in Swords, Ireland.

Now, we've got to take it even a step further to our suppliers. And oftentimes, we say just out on the suppliers. But we found that our suppliers are sometimes nine deep of supplier to a supplier to a supplier. That's our value chain. It starts at the medicine cabinet and goes all the way through to that ninth supplier. And what we have today are the tools to make that on an easy to use, collaborative basis.

The impact on that will be enormous financial gains for all of the parties, the nine deep suppliers, Bristol-Myers, our customers and all of those who are involved in the supply chain. Our estimation today is there is over $10 billion of excess inventory in the entire supply chain. We'd like to get a part of that. I think as CIO I'd like to be a part of getting that. I think that'll give me a little more job security. It's there and I think we can do it.

A couple other things. We need cutting edge technology and we need a vendor who has total commitment to our customers. Keith mentioned that this morning and I want to share with the group. Each year we do evaluates for our customers. We spend a little bit over $1 billion a year in technology. We spend it with all the manufacturers -- IBM, Sun, H-P, all of the software vendors that Larry put up on the slide this morning, i2 and Ariba and SAP. We rank those each year on who provides the best focus to satisfying the customer needs. Singularly, the last two years the number one has been Ariba. And I want to tell Keith I certainly appreciate that. It makes my job a lot easier.

When you look at Bristol and you think about it, you think about that supply chain. We've got a terrific opportunity to look at that supply chain and to take value and add to it and to reduce costs substantially. We don't look at this as just a one-time destination. This is going to be a continuous journey, and we're delighted to have Ariba as a partner on that journey.

Thank you.

Keith Krach: Thank you, Jack. And I think the numbers speak for themselves. And with that, I think you have a lot of job security. No problem there. And we appreciate being your honey.

The next customer I'd like to invite up is Alex Gibbons, Executive Vice President of Pillsbury-Diageo and also a Technical Advisor to Transora. Alex.

Alex Gibbons: It's a great pleasure to be here this morning -- well, its' afternoon now, isn't it -- to join in on this very exciting day for Ariba. Actually, it's a double pleasure for me because of what Keith said. Over the last two years, I've picked
Ariba twice, at Diageo and at Transora. Perhaps this could have been triply pleasurable today if I knew about the
Radio City Music Hall stage for playing out fantasies. But we're probably all better off.

Let me start off -- I'm going to just be talking about Transora and not Diageo, Pillsbury or Burger King or that approach, but just Transora and the experiences that we've had with Ariba and where we're going together. To start off with, I want to talk about the start up of Transora, which was last winter. It was just a year ago. In fact, our first anniversary of the idea to start Transora is just around the corner. March 2nd of last year we set up a e-business group of people -- e-business leaders, CIOs -- to meet down and (Tribacka) Grill just to share some experiences that they've had and whatever development that was going on that could be shared and crossed into different companies was fair game at that meeting.

During the dinner that night at (Tribacka) Grill, we came up with the idea that it'd be a good idea, we hoped, a really cool idea to start a buying consortium among the CPG, or consumer packaged goods, industry manufacturers to perhaps beat up the suppliers on pricing. This was before we met lawyers. But we started off with this idea a buying consortium might be a very good idea.

We left that night and went back to our companies and also to the rest of the CPG manufacturing companies to see how this cool idea would play out. And indeed, it wasn't just a cool idea. It was a great idea amongst them because it was a veritable feeding frenzy amongst them. We had 78 letters of intent in just two weeks to join in.

In fact, basically what the letter of intent was saying is that if we build it, yeah, we'll join it, this group will join it. That made it so that we had a very unique experience as far as e-business with startup companies. Most companies, in fact I'd say 99 percent of e-business companies, start off with a bright idea and are in search of liquidity. We realize we had massive liquidity and we had to get commensurate ideas. So, we were in search of ideas at that point. We needed to develop a business model that included all of the things that these companies were actually requiring us to do if they were going to get behind this effort.

That was a very exciting development to the business model and we realized very early on the first days of putting this together that it was far too myopic for us to be thinking in terms of a procurement-oriented exchange only. We needed to expand that vision. That was a bring idea but an insufficient idea. We had to carry it a lot further on than that. We developed a much bigger model and it had a lot to do with supply chain management, the way we called it at the time, and carried the model on to something that had a hefty price tag, $250 million. But when we went back to our manufacturing companies and gave them that business model, it only took a little over three weeks to collect the commitments from 54 companies to join in and be part of this action.

We started the company then, actually incorporated it on June 13th of the year 2000 last year and we have offices now in Chicago and Amsterdam. We have 250 people, 160 Transorians, as we call them -- those are the full time people -- plus on loan people, like myself, and some consultants. The 54 companies we have, have annual sales of $620 million -- $620 billion, I'm sorry. This represents well over half of the consumer packaged goods industry. So, we really are a dominant force in this exchange.

Our goal here, our vision, is to transform the CPG industry and transform it in the e-business direction by creating global, open, standard space e-marketplace activities. And we are committed to making it so that we continue over the years to be industry led, to really keep the 54 companies we have in place plus additional ones if we have them to be the leaders in this exchange.

We're enabling our member companies to manage their value chain and improve the total business productivity. We're looking at pain points. We're looking at the friction in the industry and we're trying to eliminate those pain points and friction. And also, we decided then that we were going to go out and work with anchor technology companies that could work in the best possible way to build what we needed to build.

When we were doing that, we took a best of breed approach. We weren't looking for an approach where one technology vendor could come in and give us the whole turnkey solution by any means. We wanted to build what we wanted to build. We had a vision and we wanted the components to be built the way we wanted to see them built.

We also knew that we were not going to evaluate our technology vendors based on the products that they had on the table at that time. And this was very important because we knew that what we were developing was something unique. It was something for the future, not something that had already been developed or existed in the past. It was more important for us to evaluate the vision, the strategic vision of the anchor technology companies we were going after and seeing how that strategic vision, aligned with our own, than it was to analyze the individual products they have.

When we look at Ariba's strategic vision, really got into an analysis and working with them, we realized that Ariba's strategic vision and Transora's were very much aligned. At that point, we chose to go with Ariba, with Ariba marketplace and with the BCM platform direction.

Let's talk a little bit about the (BPG) industry from the point of view of this value chain. And I agree very much with Ariba's terminology here. We talked about supply chain. That was one way of looking down a pipe. We look at the demand chain, looking down the pipe another way. But what we're talking about here is a more comprehensive, all encompassing view of the supply chain, demand chain and added activities on that called the value chain.

So, looking at this value chain and looking at where our consumer packaged goods companies our investors in Transora are located, it's pretty much in that manufacturer slot, that second box over in the middle, the manufacturer slot. That's the epicenter for the activity in the value chain from our point of view. But, of course, everything Transora is doing is industry, cross-industry --

across the entire industry and across the entire value chain. So, therefore, all of those links are important to us.

The way we look at the value chain here is starts off with this operational value chain up in the upper left hand corner, the orange one, and goes counter clockwise around. The operational value chain is the area where we are buying our raw materials, our direct materials, where we're buying our MRO or indirect supplies and bringing them into the company, into the company to be able to become the products for the company.

Inside the production, the red box in the lower left, is where we have our internal processes, our collaboration, our CPFR, or collaborative planning forecasting and replenishment, activities, our inventory management and our transportation logistics problems that we need to deal with. It's the internal part in our companies. The yellow one, retail services, where we have the value chain continue out to our distributors, our retailers, consolidators, brokers and so forth, the people on the finished goods side of our manufacturing door.

And lastly, the consumer services up in the upper right hand corner where we're touching the consumer, the end consumer, touching them through promotions that we get directly out to them, whether it's e-couponing or any type of promotion, and also market analysis because we can capture a tremendous amount of data, information about buying patterns of individuals out there past the retailer. And all of this down to the green one on the bottom, the financial services, all of this cycle needs to take place with the proper initiation of transactions and the completion and the settlement of all these financial transactions.

To us, there's a very important concept here that lends itself well to describing the vision that Ariba has had and that I said that we aligned to, and that is this. Right at the beginning when we were developing the Transora strategic vision in that first business model a recognition that we were coming up with was that that manufacturer, the second box there, the second box in the middle, was where were putting tremendous amounts of IT expense, process re-engineering expense.

We were developing things all around our decade-long effort in the 1990's of putting in ERP systems, putting tremendous money into it and doing a lot of business process re-engineering around that. But we were recognizing that the biggest problem we had in our 54 companies is the constraints that comes out of the E in ERP. The enterprise really constrained us to inside the four walls of the enterprise. That's what ERP systems, like SAP or JD Edwards, PeopleSoft, were oriented to do -- take the supplies, take the raw materials in the left door of your company and track them with fantastic information about how that product flows from that door to the finished goods right door and out the door out to the customer.

It was great at doing that, but that wasn't our problem anymore. It was great that we solved that problem during the 1990's, hopefully with good ERP installations. But the need we had was something that I ended up doing some -- well, the last thing in the world we needed was another acronym, but I coined one. We needed an IRP, an industry resource planning, system.

We needed an IRP that would be the glue to pull together all these ERPs, a natural act as we would normally see it, that the supply chain -- pardon me, the supply side of an ERP system and the buy side of another ERP system should come together, almost like north poles and south poles and bar magnets. Put them on a tray, shake them up and they come together naturally. But it wasn't coming together. We needed the glue and we needed to develop some IRP, some way.

Now, this isn't a super ERP to the entire industry. Really what it is is an alignment of what we're talking about strategically at Transora and what Ariba's showing right here today. This is the glue. These are components of the glue that we need to put in place. And it depends not only on the software, but we know that Transora is going to provide with its 54 companies very sorely needed activities and setting standards to make this happen and making sure that there's a company compliance towards this direction.

      Let me move on now and talk a little bit about a few of these and the way they're important to us because the best way for us to look at the solutions that we're trying to come up with is to look at some of the problems that are creating those solutions.       First on that operational value chain, the one, the procurement part, the upper left-hand corner. Our industry challenges start with the suppliers themselves and their inability to give us high quality catalogues, to give us content, to give us the information. And one of the reasons here is that they are certainly low profit margin companies and they're not going to embark on individual efforts that can throw them into a try, a stab in the dark. They need standards. They need directions. They need to be able to comply to something. The supplier adoption is a problem because of exactly that.       It's a long and cumbersome process for us to get anybody involved in it. Both are integrating into our ERP systems. It goes back to what I just said -- we don't have that glue, we don't have the systems that would make it so that the suppliers are actually tapping in, working directly with our ERP systems.       So, Transora's vision is to constantly deliver the best total cost solution on that supply chain with -- no matter what the company size is, big or small, or what their degree of sophistication is. For example, in the degree of automation that they have, whether it's a large degree of computerization or just a minimal amount. Transora's solutions, what we chose here, the transaction platform itself, is the Ariba marketplace. The connectivity is Ariba CSN and Ariba Buyer. And with Ariba Buyer, we recently got an alliance, a partnership, with Ariba to go out there and jointly sell Ariba Buyer to make it so that the Transora companies are getting the desktops populated with the connectivity into the systems that we know we need to make this all happen.       And the content really is leveraging contract, making it so that we can take content and make it something that's not only a good contract, a good discount, but a great discount where we're truly benefiting it. This is a people-intensive activity, and Transora's doing a lot of this ourselves. But we're also working with a recently announced partner of Ariba, and that's ICGC to do the same type of work.       Next one is the product -- production value chain services. The industry challenges in this area are a lack of visibility in the supply chain itself, resulting in a poor synchronization. Now you may have heard the term that we use a lot. What the Holy Grail is is the glass pipeline, a glass pipeline where everybody -- the trading partners from different sides of this equation -- all are looking into the same pipeline to be able to synchronize their activity and have this collaboration take place because they're looking at the same events at the same time, just as you saw here today.       The highly fragmented carrier network is another very big cost infrastructure problem for us. On the supply side, we have the problem with transportation networks being used from the multitude of suppliers in a very inefficient way. We get a delivery here, a delivery there, all through a very inefficient pipeline of logistics and transportation.       On our sell side, we know we have the same thing. The finished goods that we put out there, though we try to optimize them as well as we can, we know we're going with less than truckload payloads out to most of our retailers. We need transportation to be optimized and the logistics to be optimized.       So, we have a transformation vision here where we look at the end-to-end services, both sides of our manufacturing companies and making it so that we're increasing the value to all of the participants. With CPFR -- collaborative planning, forecasting and replenishment -- we are working with (Sinkerer) right now. And this is a very successful direction and we see a tremendous amount of activity that's going to be highly used, not only between companies within the Transora environment but also within exchanges to exchanges. We are working actually with retail exchanges, like GNX -- the Global Network Exchange -- to handle CPFR interexchange. Transportation, logistics and also inventory management, which is very much a part of the transportation and logistics problem, is being handled by Transplace.com, where we're optimizing that less than truckload exchange issue, making it so that we can optimize it or make more efficient that entire transportation linkage. The retail services part of it also shows an extension of this glass pipeline problem. It's not there and, therefore, we have little trading partner synchronization collaboration. We have frequent order errors resulting in deductions, problems, the plague of our consumer products industry, deductions all over. Misaligned promotion activities result in out of stocks, lost sales, unsalables, deductions all the way through. What we want to do here is establish a new level with trading partner and collaboration, working with Ariba and any place that we can alleviate this pain to make it so that we can enhance the consumer value and drive top line and bottom line growth in this area. Our measurement on this is one where we're specifically zooming in on what we call the perfect orders. Perfect order is a very poor percentage of the orders in most consumer package goods companies. And perfect order is, by definition, an original order that goes right through settlement without any disputes. We have very few of those unfortunately, a horrible situation. But this is the goal to dramatically increase that percentage. To do this, we know that one of the most important things we have to develop is the item catalogue, the product catalogue, the data catalogue. This is the centerpiece to the activity that makes all this happen as far as we're concerned, making it so that the pricing that we have, the information about the product is something that all people can see. They can see it, but it's also going to be specific to their needs, that Wal-Mart comes in to a catalogue, they get their discounted pricing. They'll also get promotional pricing. They get exactly what we can officially declare as you buy this, this is the price you get, this is the inventory level we have, we're ready to go, we can promise this. So, data catalogue we're working with i2 on this and we're doing a tremendous amount of work within Transora to make it so the item catalogues, product catalogues are actually developed and synchronized through another entity, registration with UCCnet to make all of this happen. Order management and promotion management build upon that. In conclusion, I'd like to very happily report that Transora and Ariba have a very solid, tight bond, a strategic bond between us. We do share the same value chain vision. There's no question about it. The new approach towards this inter-company collaboration, synchronization. The IRP direction, as I like to call it, as Transora calls it is definitely being played out by these announcements that Ariba is making today and prior to this. We have a deep partnership on the joint marketing of our direction and vision and, in fact, we are now currently going on sales calls together because we know we have the same vision. We are jointly selling Ariba Buyer, but we are jointly selling a vision within the industry. We're building the end-to-end value chain that we know is going to transform the industry. We know we have the right vision. We're working on that together. It's a shared vision. It's the right vision. And we know that we have the hearts and minds and, to some extent, a very good extent, the wallets of the right players in the industry. And we also know we're using the right technology.
Thank you.
Keith Krach: Thanks, Alex. And thanks for such a great partnership and such a strong vision match.

What I'd like to do now is call upon the CEO of Agile, Bryan Stolle, to introduce our final customer speaker from Dell. And Dell is, I think you know, is not only an Agile customer but also an Ariba e-procurement customer. But before I bring Bryan up on board I just want to say how thrilled we are joining forces with the Agile team. We spent a lot of time talking about that over the last month and I think this merger can really be summed up in one word, and that is expansion, expansion in our joint product footprint, as we've talked about today, expansion in terms of our market opportunity, but most of all expansion in terms of a great leadership team, great set of impact developers and great distribution.       So, let's give a warm welcome to Bryan Stolle.     Bryan Stolle: Well, I'm absolutely delighted to be here today because today really marks truly the beginning of a new era in   business productivity, an era that's going to be driven by value chain management solutions really delivering value to the customer. And Agile, Ariba, together, are really two companies, perhaps the only two companies, that have shown how to go and build and manage a network of value chain partners to deliver value with real results, measurable business metrics, do it quickly. These two companies are unique in the fact that we haven't done it once or a dozen times or even 100 times.       We've done it over 1,000 times. Over 1,000 times we've helped customers build out value chain networks that have worked and delivered value, unlike the inside four wall solutions that have taken years to implement, hundreds of millions of dollars and sometimes not only not deliver value but actually cost our customers time and money and impact their business.       You've heard from Jose Mejia earlier, number two guy at Lucent. What's his top of mind problem? Network of value chain partners, how do I manage them, how do we all work together to get product to our customers, make our customers successful. That's his focus. He's going to rely on Agile and Ariba combined solutions to deliver that value and make Lucent the top dog in its business.       But now, I'd like to introduce Mike (Tiesenger) from Dell. Mike's the director of product operations and represents the company that perhaps, more than any other, has shown how you drive shareholder value by leveraging the value chain network. Mike.     Mike (Tiesenger): Thank you, Bryan. I thought this picture was very interesting because I thought it's a picture of not me or anybody else. And then I became amused because I thought, well, maybe it might've been me maybe in college. And then I got to thinking how long that I might have been in college and looked like that and I got bummed. And then I felt good because I figured it's been a lot longer since Bryan's been there. And equal to both of us, the picture of much like our college memories is a little bit fuzzy.

      But anyway, I'm actually very pleased to be here today and spend a few minutes to talk about a part of the business where Agile and Dell got together to do some pretty exciting things. And you're going to hear some consistent things that, those of you who are familiar with Dell, have heard before. And we're going to talk about things like the value, driving the Internet into all elements of our business, how we want to drive efficiencies.

We're going to talk about the relevance and importance of bringing innovative technologies and products to our customers and, as well, we need to talk about the ultimate driving efficiencies into our supply chain management. And, Larry, I thought you did a fantastic job in talking about it's not just a supply chain management but really a value chain.

      So, I want to start off just real quickly to hit the highlights again and a refresher course for those of you. We just finished our fiscal year and we ended the year just shy of $32 billion in revenue, $8.7 billion for the fourth quarter. In addition, we're playing across the entire space of the PC industry. We have multiple product lines in our desktops, one for consumer, small business as well as that for the corporate. As well, we've bifurcated on our notebook space.       You've probably heard as well that we're spending an incredible amount of time, effort and energy on penetrating the server and storage space. And, in fact, this last quarter when you looked at how we're continuing to take market share, even in a relatively slower industry that of all the incremental server increases Dell accounted for 30 percent of that.       One the other things I want to highlight, and you've heard before, is the consistent theme on how much of our online revenue we're driving. And I think that this is important. But really what it does is it underscores the importance of Dell not just driving transactions but the relationships with our customers. And what you see is how we want to take that on what I'll call the back end of our business or the development and supply chain, however not to underscore the importance of driving that business online.

In fact, if you took our Q3 run rate, where we ended the last Q3, and you just flat lined that, that would've pegged us at spot 110 on the Fortune 500 just on our online business. So, again, a significant amount of our revenue coming from that element.

      So, again talking about the value chain challenges -- and again, I like the way that was categorized and not just talking about beating suppliers with a bigger stick but really how we add value ultimately to our customers. So, what I want to try to do to again frame this in the context to understand the specific place and the challenges that we actually invited Agile to come play is in talking about this entire space of how we maximize value throughout the entire process.       Well, if you do the quick math it says that we delivered a little over 20 percent for the year in gross margins. So, that's somewhere between 78 percent was actually in materials spend. So, $32 billion last year, year projections, whatever you think we'll end up this year, says we're moving a whole lot of material.       The other areas that we can see in our industry that we see rapid declines in the value of inventory -- and I want to make an important distinction, or actually it's a similarity, is that that holds true for both finished goods as well as the raw components or the sub assemblies. So, we want to add to that as well how we believe that we're adding value to our customer. And one of the elements via the direct model is saying our target time across all of our product, our standard lead time is to deliver within five days of that order.       So, from the day you call up and say, "Dell, I want my completely customed configured PC server, storage device, whatever it is. Our target is to ship that to you within five business days. So, what we've got is (these classes) in here, moving a whole bunch of parts. We said we're in an environment where we're declining the cost rapidly. And one thing to note is that although the speed of those parts declined may varies, the one thing is that Dell Direct model always takes advantage of that. In fact, the faster those declines happen the quicker that we are able via the supply chain to pass along those costs or those reduced costs to our customers, resulting in higher value.       Now, the next one is on the parts -- purchased parts lead time being an average. This is one of those cases where average doesn't always tell you a whole lot. Clearly, there's some components where we have -- there's a tremendous amount of supply out there. We can go get them. We can manage with a fair amount of upswings or downswings on that. But obviously, some of the more -- the types of components that are clearly more sophisticated or where we see industry shortages are those that were placing orders at least 12 months out.       So, I want to say is we have a huge spectrum in the types of lead times we're dealing with. So, 45 days may or may not do you a lot of good. It just says that we don't have the capability to run down the local grocery store and get everything we need to deliver $32 billion of revenue.

Now, the other element that, again, which this particular point doesn't do justice to the amount of words that -- what I wanted to try to do was create a sense of our development group and how many products we're actually putting out. Some people, surprisingly enough, still have the misperception that Dell is just an assembly house and they don't understand the incredible amount of work that we're doing, upstream and downstream, to truly add value in that development cycle.

So, 10 years ago it was pretty easy for us to describe a amount of work a platform, and that was usually when Intel came out with a new architecture and maybe we developed a new board and there was a new set of metal wrapped around that and maybe a new host of peripherals. Well, because of the breadth of all of our product lines now as well as the very granular and iterative approach, it's become difficult to talk in a sense of platform. So, we basically call this just projects.

Now, clearly the sophistication and the amount of effort put forth to bring a brand new architecture to the marketplace and a brand new notebook is a little different than saying I'm going to offer new hard drives on a desktop. So, again, there's a wide spectrum. But we figure at any given time there are roughly 1,000 product transitions over the course of the year.

      And the last one to highlight, and again this is something for folks at Dell where this sort of gets within our DNA, is this direct model. And I want to highlight this in that we talk a lot about the advantages. But what this does to enable that overall advantage means there needs to be a higher level of emphasis in other areas.       So, specifically what the direct model when we're saying that it demands a higher level of precision we don't have any finished goods. Let me say that again. We don't have any finished goods. So, some people are saying, "Great, that would solve half of my problems." But what that means is by not having those finished goods, which in and of itself does solve a lot of problems, it says I'm trying to deliver stuff to my customers within five days. So, to make sure that I don't have any value chain or, specifically, supply chain imbalances that would affect those guides I've got to be spot on.

Well, anyway, now you have a context of the environment and going back through a lot of parts, a lot of variety of parts. We've got to be spot onto where we can deliver that to our customer target within five days. So basically, this was a space we said, "All right, Agile, we want you to come in and play in a portion of this." So, I want to highlight value chain. And, for us, I know we've talked about that in generic terms. Value chain was actually an initiative started at Dell probably three or four years ago. And this is just a natural evolution of what we had started on the front end.

      So, we talked about the amount of revenues that we're driving online and we clearly saw the first place that we wanted to push that type of content and capability was to our customers. Well, that's what we've got in that launch. We've started to say, "Gee, if the way that we have relationships with those customers via the Internet seems to have a whole lot of value, why is that?" Well, because we're basically pushing mundane transactions to the lowest level, we're trying to increase the type of relationship with those people and we're trying to maximize the level of (face) time. Doesn't that make sense to share that type of strategy with our vendors?       So, we really took some of the same people who worked on this on the front end, things like Premier Pages, and said, "Let's go share this with our suppliers." So, value chain is actually an initiative that we've had in place and is in essence a portal of which we share information real-time with our vendors.       Now, what we have had historically was something that looked much more like a procurement- or purchase-centric transactional system. And what we wanted to do was really augment that with a lot more visibility early on to the development process. Again, more information to customers seemed to be a good thing. We crossed barriers that our competition, quite frankly, thought we were crazy to do. We said we proved them wrong there, likely to sharing even more information with our suppliers is a good thing. We want to pull these guys into the fold early on and begin sharing development data with them. So, what I want to note up here is we're saying that we wanted Agile to act as the data point foundation. They weren't the first player there, but they're incredibly important because every other piece of data result in some part number spec, et cetera.

And I'd like to commend the team up here doing the demo. In fact, I was just sort of nodding my head, going yeah, yeah, yeah, live through that. Think of one of the most common elements. Every type of transaction that occurred after the marketing spec was what? A part number spec, et cetera. So, fixing all of these processes at the back end, if you're underlying product data or, as we call it, product DNA is of no value or of no integrity, you're missing the boat. You've got to fix that first.

      So, what we've said is we wanted to come in and basically take the types of all the things we've heard today, the communication via phone, fax, e-mail, et cetera and we're obviously having those dialogues and we said we want to capture those in a systematic process. So, for most of us, we could run our businesses with number two pencils and index cards. Probably not the way we're going to be the leader in our industry, but you could pull it off.

While we were having those dialogues, we were collaborating with them, but it wasn't on a systematic fashion. And again, you heard the examples of well, we've got a fax, it was lost, we're looking at Excel spreadsheets. I'm on (red) A, you're on (red) B and you told me to build 1,000. Somebody's going to lose it. Well, it's two players. It's both of you. So, I said, "We want to eliminate that." And so, what we saw was the ability to collaborate using this internally and sharing with our suppliers real-time was the way for us to eliminate that problem.

      The other element was within our systems or within Dell, within the four walls. We had some areas that we wanted to improve on as well. And we have literally a collection of systems. And with these collection of systems, they weren't the most robust and we felt just a hand off of data itself was an opportunity for error. So, what we're doing at this same time in fixing sort of the outside the four walls, we did a tremendous improvement of how we manage data within the four walls.

So, if you think about it, you've got these systems that operate at the speed of light and then what happens is you hand them off to a human and it stops and then it's speed of light again. And we felt that, number one, that was an incredibly poor use of talent to have people literally rekeying data in as well as introducing an opportunity for error. So, that was one of the things that Agile brought to the table for us was the ability to eliminate all of that.

And the last element also was we felt that there was a huge gain in standardization of our processes across our development teams. And in growing very rapidly as we have, a lot of times our development teams sort of grew up as different children with different habits. We actually said we want the tool to come in and act as a means to an end to help us standardize our processes. And the other thing we came to the very simple conclusion is, and I'll touch on this again, is we said, "These guys do it for a living, so there ought to be some intelligence in the box. We shouldn't have to start off with a blank sheet of paper." And what we've said is we want the intelligence out of the box to assist us in improving these processes. Again, we didn't invent the game. We're going to rely on somebody who did.

So, what we've got here is a very quick rendering of basically the demo you saw earlier. And I'm not going to spend a lot of time on it because you saw this in robust detail. But the one thing that I want to note on here is that we have the ability to exchange data with those who are on Agile as well as those who aren't on Agile. This is a systematic way to capture that intelligence. The other element that's not on here is that this clearly does not illustrate how Agile is also integrated with a tremendous other -- excuse me, a tremendous amount of data in other platforms.

So, in looking at the results, we've talked about a lot of these already, but in essence we said we want to allow for true online collaboration. We really want to be able to share data real time. Again, I don't need to spend a lot of time on this. The demo, I think, summed it up beautifully and, in essence, like I said, was exactly how things necessarily didn't happen as perfectly as we'd like to see them at Dell and how we have improved upon that.

And one of the other byproducts, in looking at our fast inventory turns of 50 times a year, we said our ECO time is too long. So, one of the things we want to do was actually facilitate a compression of time on our processes and, indeed, we achieved that as well as you look at the number of suppliers that we brought on. We have now taken those value chain partners and integrated them into the development process and not just the supply chain process.

So, one of the real highlights about deploying this that is a huge success for us is I've been at Dell 10 years and have yet to find a deployment of an application to this level. So, in essence what we did is we brought on -- and these are -- some of these are current data. So, on our go live date, we still brought up over 2,500 internal users, which is our entire design team, as well as our five regions. We also brought in 37 of our top 50 suppliers. We cut over 300,000 historical data records and we brought them up in a weekend. In other words, a light switch transition. From beginning to end, this was a seven-month project.

So, we, in essence, could've shut off our revenue stream if this thing had failed because we would've brought our factories to our knees. So, clearly a high level of competence and we pulled the switch that this thing was going to work. So, we shut off the old system on Thursday. As the sun came up around the planet, we were coming up on Agile. So, again, a huge win.

The other area that's important to note is this wasn't a one time static type of deployment. We're continuing to build on that. Our definition phase one ended on 10-2 and we went live. Phase two is already kicked off, (literally) 10-3. And this was the second generation of activities that we wanted to pursue. So, some of those things have to do with enhanced work flow. We're also looking at the next release of Agile 7.0. We're also looking at continuing to integrate with other platforms to share data within Dell.

So, in summary, how do I value the relationship with Agile? I think that this clearly fits within a strategy I mentioned earlier. And Michael said it pretty clearly. He said we need to focus on our core competencies, and that is not writing software applications. We need to have an IT strategy that fundamentally says we are going to buy best of breed solutions and then utilize our IT people to deploy and to integrate those with other platforms. Agile clearly fit perfectly within that direction. And again, the willingness to jointly solve problems.

I think it was clear, as was stated from some of the other customers, they felt the sense early on, and not just when the first check was written but early on, the strategy, the vision of where we wanted to go that they could help. They had expertise and knew that their success was dependent on our success. To this day, we have a very solid relationship, constantly sharing our priorities as well as Agile coming back and reciprocating with roadmaps and their deliverables.

And finally, I'd say that the interesting thing about phase two is this is really just the launching pad. And, in fact, we have at least four or five other areas of the business where we are potentially going to use Agile in areas where we clearly didn't think about it and, in fact, I'm not sure even Agile has thought about it. Why? Because we think it's a very sophisticated way of managing data to a robust set of a players in a very robust environment. So, Bryan and I am sure are going to have some interesting discussions after this.

But anyway, what I wanted to conclude with is to say that with the competitive nature of our industry we have to maximize efficiencies in every element of our business. We are more dependent on ever, but not our supply chain but the value chain, in what we bring to our customers. And I am a staunch supporter that Agile is a huge part of that equation for us. It helps us now and I feel confident it's going to bring value going forward.

Thank you.

Keith Krach: Great. Thank you very much, Mike. And we certainly appreciate the partnership.

One quick story about Dell. When we first developed a network two years ago Dell was actually the first supplier on that network. And I'll never forget the day I asked this to be demonstrated to me and the guy who gave the demo -- we were a much smaller company back then -- put in they're buying 100 Dell laptops. And he hit the "send" button and it wasn't within five days. It was within four days. I remember coming in the lobby that day and there were 100 Dell boxes in there and I went up to our CFO and I'm going, "What the heck's going on?" We barely had that many people in the company back then. But we appreciated you taking those back. But we've since bought more.

OK. This really brings us to our conclusion. I want to thank all our customers that have presented today -- Jack and Alex, Mike and also Jose that had to take a trip back. You can see that that really does drive us. And I guess if we could leave you just with one last message, and that is Ariba's absolutely committed to focus on building that great long term, sustaining company, building up that solid base in terms of the e-commerce area and bringing that now together with collaboration in terms of value chain management and really leveraging that. But the thing that's really driving us more than anything else is our customers and focus on that execution of bottom line results. That's really what it's all about.

So, finally, I'd like to thank each and every one of you for coming and your patience. We wanted to really peel back the layers of the onion with you. We really hope it's been productive. So, thank you very, very much. Thank you for coming. Have a great day.

END

Safe Harbor Statement Under the Private Securities Litigation Reform Act 1995:

Information and announcements in this release involve Ariba's expectations, beliefs, hopes, plans, intentions or strategies regarding the future and are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Ariba as of the date of the release, and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to: delays in development or shipment of new versions of our Ariba B2B Commerce Platform; lack of market acceptance of the Ariba B2B Commerce Platform or other new products or services; inability to continue to develop competitive new products and services on a timely basis; introduction of new products or services by major competitors; our ability to attract and retain qualified employees; difficulties in assimilating companies recently acquired, including Tradex, Trading Dynamics, and SupplierMarket.com; inability to expand our operations to support increased growth; the recognition of an increasing portion of revenues at the end of the quarter; declining economic conditions, including a slowdown or recession; inability to control costs; changes in our pricing or compensation policies; and significant fluctuations in our stock price. These and other factors and risks associated with our business are discussed in the Company's Form 10-K filed December 29, 2000.

NOTE: SeeCommerce, SeeChain, Dynamic Commerce Server, the SeeCommerce logo, and the SeeChain logo are trademarks of SeeCommerce in the USA and other countries. All other products and company names may be trademarks of their respective owners.

SOURCE: Ariba, Inc.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information about the transaction. An amendment to the joint proxy statement/prospectus dated February 9, 2001 was filed with the Securities and Exchange Commission on February 23, 2001. Investors and security holders may obtain a free copy of the joint proxy statement/prospects and other documents filed with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Ariba or Agile.

Ariba and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Ariba's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Ariba's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 17, 2001. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Ariba.

Agile and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Agile with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Agile's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Agile.

NOTE: Ariba and the Ariba logo are registered trademarks and Ariba B2B Commerce Platform, Ariba Buyer, Ariba Sourcing and Ariba Commerce Services Network are trademarks of Ariba, Inc. All other products or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.